itaú

Condensed Financial Statements in IFRS

June 30, 2025

2Q25

Itaú Unibanco Holding S.A.

(This page was intentionally left blank)

Management Report 1H25

Highlights of the first six months of 2025

Key indicators and ratios of our performance from January to June 2025 over the same period of the previous year:

We are Brazil's most valuable brand for the ninth consecutive year.

The ranking, organized annually by the international consultancy Brand Finance, features the 100 most valuable brands in Brazil, and our brand was ranked as the most valuable, at US$ 8.6 billion.

Recurring **Result**

R$21.7 billion

1H24 8.1% ▲

Credit **Portfolio**[1]

R$1.4 trillion

1H24 7.0% ▲

ROE **Recurring**

21.0%

1H24 -20 bps ▼

Performance 1H25 X 1H24

Net interest Income[2]

R$62.6 billion

13.4% ▲

Efficiency Ratio[3]

38.4%

-10 bps ▼

Tier 1 Capital Ratio[4]

14.6%

stable

The credit portfolio[1] expanded in every segment in Brazil: 7.5% in individuals and 9.0% in companies. Additionally, there was a 0.4% increase in Latin America.

The 13.4% growth in net interest income[2] was mainly related to higher revenues with loan operations, due to higher volume.

Decrease of 2.0% in commissions and banking fees, due to the higher revenue related to investment banking activities and current account services. The income from insurance and private pension contracts increased by 28.4% due to the higher financial result for the period and higher insurance sales, mainly related to life and credit life.

The expected loss from financial assets increased by 5.3%, due to higher expected losses with other financial asset and with loan and lease operations.

General and administrative expenses grew by 0.5%, mainly due to higher personnel expenses, due to the effects of the collective wage labor agreement, which includes a 4.64% adjustment on salaries and benefits from September, and the increase in expenses with profit sharing, related to the bank's improved financial performance. Our efficiency ratio[3] in the first half of 2025 decreased by 10 bps compared to the same period of the previous year, reaching 38.4%.

(1) Credit portfolio includes financial guarantees provided and private securities. (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. (3) Efficiency ratio based in BRGAAP managerial disclosure. (4) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.0% and 14.7% in Jun-25 and Jun-24, respectively.

We present below the key indicators comprising our results:

In R$ billion

Income information	1H25	1H24	Variation
Operating Revenues[1]	**88.1**	**87.3**	**1.0%**
Net Interest Income[2]	62.6	55.1	13.4%
Commissions and Banking Fees and Income from Insurance and Private Pension Contracts[3]	27.0	26.5	1.8%
Expected Loss from Financial Assets	(17.4)	(16.5)	5.3%
General and Administrative Expenses	(39.4)	(39.2)	0.5%
Net Income	22.1	20.4	8.3%
Net Income Attributable to Owners of the Parent Company	21.6	19.9	8.9%
Recurring Result	**21.7**	**20.1**	**8.1%**
Return on Average Equity - Annualized[4]	20.9%	20.9%	stable
Recurring Return on Average Equity - Annualized[5]	21.0%	21.1%	-20 bps

Shares	1H25[7]	1H24[7]	Variation
Net Income per Share - R$	**2.01**	**1.85**	**8.5%**
Book Value per Share - R$ (in circulation on 06/30)	19.34	17.98	7.5%
Dividends and Interest on Own Capital net of Taxes per Share - R$	2.19	2.39	-8.4%
Average Financial Daily Trading Volume	1.8	1.4	28.2%
B3 (ON+PN)	0.8	0.8	3.8%
NYSE (ADR)	0.9	0.6	62.6%
Market Capitalization[6]	376.9	296.3	27.2%

(1) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from Insurance Contracts and Private Pension, net of Reinsurance, and (vii) Other Income. For better comparability, the tax effects of managerial adjustments were reclassified. (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. (3) The sum on the Commissions and Banking Fees and Income from Insurance Contracts and Private Pension, net of Reinsurance. (4) The Return is calculated by dividing the Net income attributable to owners of the parent company by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (5) The return is calculated by dividing the Recurring Result by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (6) Source: Bloomberg. (7) The number of outstanding shares has been adjusted to reflect the 10% bonus that took place on March 20, 2025. Therefore, the indicators per share were reclassified.

Initiatives in 2Q25

We present Itaú Ventures, our new proprietary Corporate Venture Capital fund

With an initial committed capital of R$ 500 million, this initiative stems from the internalization of Kinea Ventures and aims to bring investment management closer to our operational priorities. We will operate with a dedicated team, focusing on Brazilian and Latin American startups, investing in strategic areas such as payments, wealth, insurance, credit, cybersecurity, financial services, UX, infrastructure, and artificial intelligence.

Know more

We launched Itaú Emps, a smart and secure bank tailored for entrepreneurs

We're introducing Itaú Emps, a smart and secure bank designed specifically for small entrepreneurs seeking self-service, a practical experience, and personalized support. Through a lightweight app with no monthly fees, we offer integrated acquiring and credit services, along with generative Artificial Intelligence that provides contextualized and personalized assistance-answering questions, delivering business insights, and supporting management.

Know more

We launched 'Itaú Investment Intelligence', Brazil's first investment agent powered by generative artificial intelligence

We developed Itaú Investment Intelligence to offer clients seamless conversations about investments. By combining product curation, expert insights, internal and external projections, algorithms, and specialized knowledge bases, the solution delivers consistent, secure, and personalized recommendations tailored to each individual's profile–24 hours a day, seven days a week.

Know more

Awards and recognitions

Executivo de Valor Award

The *Executivo de Valor* award is held annually by *Valor Econômico* in partnership with AESC – Association of Executive Search Consultants. This year, it recognized 25 executives, divided by industry, for their leadership and management skills. Milton Maluhy Filho was the winner in the "Financial Services" category.

Best Performing Bank

The evaluation, conducted by *The Banker*, ranked Itaú Unibanco as the best-performing bank in Brazil in 2025. The analysis is based on objective performance metrics that assess the consistency and robustness of the business models of participating financial institutions. The bank ranked 1st in all 8 evaluated categories.

World's Best Investment Bank 2025

Organized by *Global Finance* magazine, this award recognizes the best investment banks by country, sector, globally, and regionally (Africa, Asia-Pacific, Central, Western and Eastern Europe, Middle East, North America, and Latin America). Itaú BBA won in the categories "Best in Emerging Markets – Global" and "Best Equity Bank – Latin America."

Best Trade Finance Provider 2025

The survey, conducted by *Euromoney*, recognizes financial institutions that stand out in the international trade finance sector, based on the evaluation of over 13,000 corporate treasurers from more than 100 countries. Itaú was recognized as the "Best Foreign Exchange Provider in Brazil," "Best Foreign Exchange Product in Brazil," and "Best Technology in Brazil and Latin America."

Sustainable Finance Awards – Latin America

This award is organized by *Global Finance* magazine and honors the most sustainable financial institutions globally and regionally (Middle East, Africa, Asia-Pacific, Central, Western and Eastern Europe, North America, and Latin America). Itaú BBA was awarded in the categories "Best Bank for Sustainable Financing in Emerging Markets," "Best Bank for ESG-Related Loans," and "Best Bank for Transition/Sustainability Linked Loans."

Estadão Empresas Mais

This business ranking selects the top 1,500 companies based on criteria such as revenue, profitability, net equity, net income, financial results, gross results, cash flow, size, and historical consistency. Itaú ranked 1st in the "Financial Services – Largest Commercial Banks" category.

Payment of Interest on Capital (IOC)

We inform our stockholders the approval of the payment of interest on capital to stockholders in the amount of R$0.3341 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.283985 per share[1], which will be made until August 29, 2025. The calculation will be based on the final stockholding position recorded on June 9, 2025, with their shares traded "ex-rights" starting June 10, 2025.

Access the Material Fact of 05.29.2025

[1] Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Perpetual Subordinated Financial Bills

We announce to the market the issued of Perpetual Subordinated Financial Bills in the total amount of R$ 5 billion, in negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2030, subject to the prior authorization of the Central Bank of Brazil. In accordance with BCB Resolution No. 122 and CMN Resolution No. 5.007 , the Financial Bills will compose the Additional Capital of the Company's Reference Equity with an impact of 35 basis points[1] on its Tier 1 market capitalization rate.

Access the Announcement to the Market of 06.03.2025

[1] Calculated on the capital base of March 31, 2025.

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on August 05, 2025).

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Condensed consolidated financial statements at June 30, 2025 and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying condensed consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the condensed consolidated balance sheet as at June 30, 2025 and the condensed consolidated statements of income, comprehensive income for the quarter and six-month period then ended and changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the condensed consolidated financial statements referred to above were prepared, in all material respects, in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the condensed consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the condensed consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda.
Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º,
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000
www.pwc.com.br

Why it is a Key Audit Matter	How the matter was addressed in the audit
Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2 (c) IV.III, 10 and 28)	
The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes that use certain assumptions, including, among others, prospective information, and criteria for determining a significant increase or decrease in credit risk. Furthermore, management regularly reviews the judgments and estimates used in determining the provision for expected loss. The financial instruments measured at fair value include operations with low liquidity and/or no active market, substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models which involve Management's assumptions for their fair valuation. Additionally, obtaining market data can be complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available. These matters continued to be an area of focus of our audit for the semester ended June 30, 2025, due to their relevance and degree of subjectivity, as mentioned above.	We confirmed our understanding of the process for measuring the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9. Regarding the methodology for provision for expected loss, we performed a number of audit procedures substantially related to: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we performed tests on Management's documentation related to guarantees, credit renegotiations, the counterparty risk assessment, payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs for the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in compliance with the requirements of IFRS 7 - Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by Management in determining and recording the provision for expected loss disclosed in the financial statements are consistent with the information analyzed in our audit. Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: (i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; (ii) update our understanding of the valuation methodology used

Why it is a Key Audit Matter	How the matter was addressed in the audit
	for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments disclosed in the accompanying notes to the financial statements are consistent with the information analyzed in our audit.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the Information Technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	As part of our audit procedures, with the support of our specialists, we updated our assessment on the Information Technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures we performed comprised the combination of tests of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2 (c) XII and 29)	
The Bank and its subsidiaries record and/or disclose provisions and contingent liabilities mainly arising from judicial and administrative	We confirmed our understanding and tested the design, and the effectiveness of the main controls used to identify, assess, monitor, measure,

Why it is a Key Audit Matter	How the matter was addressed in the audit
proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus.	record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision for judicial and administrative proceedings disclosed in the financial statements are consistent with the information analyzed in our audit.

Other matters - Statements of Value Added

The condensed consolidated Statement of Value Added for the six-month period ended June 30, 2025, prepared under the responsibility of the Bank's management and presented as supplementary information for IAS 34 purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's condensed consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement is reconciled with the condensed consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this condensed consolidated Statement of Value Added were prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the condensed consolidated financial statements taken as a whole.

Reconciliation of net income and stockholders' equity (Note 33 (a))

The reconciliation of net income and stockholders' equity of the individual condensed consolidated financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BCB) and the condensed consolidated financial statements prepared in accordance with international Accounting Standard - IAS 34 ("BCB GAAP and IFRS Reconciliation"), for the six-month period ended June 30, 2025, prepared under the responsibility of the Bank's management, as described in Note 33 (a), in compliance with the requirements of the BCB standards, is presented as supplementary information for the purposes of IAS 34.

This information was submitted to audit procedures performed in conjunction with the audit of the Bank's condensed consolidated financial statements for the purpose of expressing an opinion on whether it is reconciled with the condensed consolidated financial statements and accounting records, as applicable. In our opinion, this BCB GAAP and IFRS Reconciliation were prepared, in all material respects and is consistent with the condensed consolidated financial statements taken as a whole.

Other information accompanying the condensed consolidated financial statements and the independent auditor's report

The Banks's management is responsible for the other information that comprises the Management Report.

Our opinion on the condensed consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the condensed consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the condensed consolidated financial statements

Management is responsible for the preparation of the condensed consolidated financial statements in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the condensed consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the condensed consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement

when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the condensed consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the condensed consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, August 5, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

Itaú Unibanco Holding S.A.

Condensed Consolidated Balance Sheet

(In millions of reais)

Assets	Note	06/30/2025	12/31/2024
Cash		32,177	36,127
Financial assets		**2,696,898**	**2,673,301**
At Amortized Cost		**1,863,703**	**1,912,804**
Central Bank of Brazil deposits		165,517	160,698
Interbank deposits	4	60,714	66,931
Securities purchased under agreements to resell	4	224,247	243,220
Securities	9	314,794	327,507
Loan and lease operations	10	1,011,474	1,025,493
Other financial assets	18a	137,625	136,713
(-) Provision for expected loss	4, 9, 10	(50,668)	(47,758)
At Fair Value through Other Comprehensive Income		**117,285**	**106,303**
Securities	8	117,285	106,303
At Fair Value through Profit or Loss		**715,910**	**654,194**
Securities	5	640,031	560,143
Derivatives	6, 7	73,542	92,439
Other financial assets	18a	2,337	1,612
Insurance contracts	27	119	66
Tax assets		**77,954**	**72,653**
Income tax and social contribution - current	2c XIII	4,058	2,576
Income tax and social contribution - deferred	2c XIII, 24b I	63,398	58,859
Other		10,498	11,218
Other assets	18a	23,163	24,994
Investments in associates and joint ventures	11	10,384	10,074
Fixed assets, net	13	12,571	13,263
Goodwill and Intangible assets, net	14	24,154	23,997
Total assets		**2,877,420**	**2,854,475**

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	06/30/2025	12/31/2024
Financial Liabilities		**2,238,485**	**2,239,979**
At Amortized Cost		**2,161,919**	**2,148,776**
Deposits	15	1,019,760	1,054,741
Securities sold under repurchase agreements	17a	411,923	388,787
Interbank market funds	17b	367,161	372,294
Institutional market funds	17c	154,960	140,547
Other financial liabilities	18b	208,115	192,407
At Fair Value through Profit or Loss		**75,053**	**86,275**
Derivatives	6, 7	74,810	85,413
Structured notes	16	243	318
Other financial liabilities	18b	-	544
Provisions for financial guarantees, credit commitments and credits to be released	**10**	**1,513**	**4,928**
Insurance contracts and private pension	27	329,811	306,899
Provisions	29	18,706	19,209
Tax liabilities	**24c**	**11,735**	**11,345**
Income tax and social contribution - current	2c XIII	5,508	4,364
Income tax and social contribution - deferred	2c XIII, 24b II	472	603
Other		5,755	6,378
Other liabilities	18b	60,232	55,759
Total liabilities		**2,658,969**	**2,633,191**
Total stockholders' equity attributed to the owners of the parent company		**208,547**	**211,090**
Capital	19a	124,063	90,729
Treasury shares	19a	(18)	(909)
Capital reserves	19c	2,331	2,732
Profit reserves	19c	87,543	121,428
Other comprehensive income		(5,372)	(2,890)
Non-controlling interests	**19d**	**9,904**	**10,194**
Total stockholders' equity		**218,451**	**221,284**
Total liabilities and stockholders' equity		**2,877,420**	**2,854,475**

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Operating Revenues		**39,362**	**42,413**	**84,378**	**84,469**
Interest and similar income	21a	64,762	63,976	126,732	120,983
Interest and similar expenses	21b	(63,399)	(43,776)	(115,873)	(81,688)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	14,104	8,523	26,812	15,657
Foreign exchange results and exchange variations in foreign transactions		12,905	(2,056)	21,123	(2,641)
Commissions and Banking Fees	22	11,071	11,875	22,704	23,170
Income from Insurance Contracts and Private Pension		**2,298**	**1,684**	**4,301**	**3,349**
Income from Insurance Contracts and Private Pension, net of Reinsurance	27	2,003	1,603	3,710	3,171
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(11,613)	(4,581)	(20,285)	(10,133)
Income from Financial Assets related to Insurance Contracts and Private Pension		11,908	4,662	20,876	10,311
Other income		(2,379)	2,187	(1,421)	5,639
Expected Loss from Financial Assets		**(7,831)**	**(7,799)**	**(17,389)**	**(16,517)**
Expected Loss with Loan and Lease Operations	10c	(8,259)	(7,688)	(16,951)	(16,600)
Expected Loss with Other Financial Asset, net		428	(111)	(438)	83
Operating Revenues Net of Expected Losses from Financial Assets		**31,531**	**34,614**	**66,989**	**67,952**
Other operating income / (expenses)		**(21,873)**	**(22,353)**	**(44,446)**	**(43,484)**
General and administrative expenses	23	(19,393)	(20,209)	(39,387)	(39,184)
Tax expenses		(2,849)	(2,386)	(5,752)	(4,792)
Share of profit or (loss) in associates and joint ventures	11	369	242	693	492
Income / (loss) before income tax and social contribution		**9,658**	**12,261**	**22,543**	**24,468**
Current income tax and social contribution	24a	(3,300)	(3,925)	(5,595)	(6,935)
Deferred income tax and social contribution	24a	5,040	2,034	5,157	2,877
Net Income / (loss)		**11,398**	**10,370**	**22,105**	**20,410**
Net income attributable to owners of the parent company	25	11,137	10,073	21,644	19,884
Net income / (loss) attributable to non-controlling interests	19d	261	297	461	526
Earnings per share - basic	25				
Common		1.03	0.94	2.07	1.85
Preferred		1.03	0.94	2.07	1.85
Earnings per share - diluted	25				
Common		1.02	0.93	2.05	1.84
Preferred		1.02	0.93	2.05	1.84
Weighted average number of outstanding shares - basic	25				
Common		5,454,119,395	5,454,119,395	5,288,843,050	5,454,119,395
Preferred		5,329,804,714	5,318,697,268	5,163,622,107	5,315,053,795
Weighted average number of outstanding shares - diluted	25				
Common		5,454,119,395	5,454,119,395	5,288,843,050	5,454,119,395
Preferred		5,418,326,473	5,400,015,306	5,252,616,003	5,380,312,262

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Net income / (loss)		**11,398**	**10,370**	**22,105**	**20,410**
Financial assets at fair value through other comprehensive income	8	**776**	**(1,810)**	**922**	**(2,550)**
Change in fair value		(80)	(3,858)	(148)	(5,436)
Tax effect		313	1,527	(9)	2,074
(Gains) / losses transferred to income		986	946	1,961	1,476
Tax effect		(443)	(425)	(882)	(664)
Hedge		**(9)**	**(1,334)**	**1,148**	**(1,045)**
Cash flow hedge	7	**(271)**	**(69)**	**95**	**(44)**
Change in fair value		(439)	(145)	174	(94)
Tax effect		168	76	(79)	50
Hedge of net investment in foreign operation	7	**262**	**(1,265)**	**1,053**	**(1,001)**
Change in fair value		520	(2,398)	2,030	(1,932)
Tax effect		(258)	1,133	(977)	931
Insurance contracts and private pension		**549**	**161**	**525**	**433**
Change in discount rate		915	268	702	721
Tax effect		(366)	(107)	(177)	(288)
Remeasurements of liabilities for post-employment benefits [1]		**(6)**	**(11)**	**(9)**	**(19)**
Remeasurements	26	(10)	(19)	(16)	(31)
Tax effect		4	8	7	12
Foreign exchange variation in foreign investments		**(1,743)**	**4,229**	**(5,068)**	**4,631**
Other comprehensive income of non-controlling interests		**(311)**	**-**	**(311)**	**-**
Total other comprehensive income		**(744)**	**1,235**	**(2,793)**	**1,450**
Total comprehensive income		**10,654**	**11,605**	**19,312**	**21,860**
Comprehensive income attributable to the owners of the parent company		**10,704**	**11,308**	**19,162**	**21,334**
Comprehensive income attributable to non-controlling interests		**(50)**	**297**	**150**	**526**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Condensed Consolidated Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Financial assets at fair value through other comprehensive income[1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge[2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
		Attributed to owners of the parent company					Other comprehensive income							
Total - 01/01/2024		**90,729**	**(11)**	**2,620**	**104,465**	**-**	**(1,303)**	**86**	**(1,844)**	**3,178**	**(7,743)**	**190,177**	**8,873**	**199,050**
Transactions with owners		**-**	**(365)**	**(295)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(660)**	**92**	**(568)**
Acquisition of treasury shares	19, 20	-	(1,220)	-	-	-	-	-	-	-	-	(1,220)	-	(1,220)
Result of delivery of treasury shares	19, 20	-	855	(20)	-	-	-	-	-	-	-	835	-	835
Recognition of share-based payment plans		-	-	(275)	-	-	-	-	-	-	-	(275)	-	(275)
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	92	92
Dividends		-	-	-	-	-	-	-	-	-	-	-	(507)	(507)
Interest on capital		-	-	-	-	(5,865)	-	-	-	-	-	(5,865)	-	(5,865)
Dividends / Interest on capital - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital		-	-	-	-	16	-	-	-	-	-	16	-	16
Corporate reorganization	2c I, 3	-	-	-	(327)	-	-	-	-	-	-	(327)	-	(327)
Other		-	-	-	74	-	-	-	-	-	-	74	-	74
Total comprehensive income		**-**	**-**	**-**	**-**	**19,884**	**(2,550)**	**433**	**(19)**	**4,631**	**(1,045)**	**21,334**	**526**	**21,860**
Net income		-	-	-	-	19,884	-	-	-	-	-	19,884	526	20,410
Other comprehensive income for the period		-	-	-	-	-	(2,550)	433	(19)	4,631	(1,045)	1,450	-	1,450
Appropriations:														
Legal reserve		-	-	-	904	(904)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	13,131	(13,131)	-	-	-	-	-	-	-	-
Total - 06/30/2024	**19**	**90,729**	**(376)**	**2,325**	**107,247**	**-**	**(3,853)**	**519**	**(1,863)**	**7,809**	**(8,788)**	**193,749**	**8,984**	**202,733**
Change in the period		**-**	**(365)**	**(295)**	**2,782**	**-**	**(2,550)**	**433**	**(19)**	**4,631**	**(1,045)**	**3,572**	**111**	**3,683**
Total - 01/01/2025		**90,729**	**(909)**	**2,732**	**121,428**	**-**	**(3,318)**	**556**	**(1,959)**	**11,730**	**(9,899)**	**211,090**	**10,194**	**221,284**
Transactions with owners		**33,334**	**891**	**(401)**	**(33,334)**	**-**	**-**	**-**	**-**	**-**	**-**	**490**	**-**	**490**
Acquisition of treasury shares	19, 20	-	(83)	-	-	-	-	-	-	-	-	(83)	-	(83)
Result of delivery of treasury shares	19, 20	-	974	(9)	-	-	-	-	-	-	-	965	-	965
Recognition of share-based payment plans		-	-	(392)	-	-	-	-	-	-	-	(392)	-	(392)
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(440)	(440)
Interest on capital		-	-	-	2,394	(8,612)	-	-	-	-	-	(6,218)	-	(6,218)
Dividends / Interest on capital - declared after previous period		-	-	-	(15,489)	-	-	-	-	-	-	(15,489)	-	(15,489)
Unclaimed dividends and Interest on capital		-	-	-	-	18	-	-	-	-	-	18	-	18
Corporate reorganization	2c I, 3	-	-	-	56	-	-	-	-	-	-	56	-	56
Other		-	-	-	(562)	-	-	-	-	-	-	(562)	-	(562)
Total comprehensive income		**-**	**-**	**-**	**-**	**21,644**	**922**	**525**	**(9)**	**(5,068)**	**1,148**	**19,162**	**150**	**19,312**
Net income		-	-	-	-	21,644	-	-	-	-	-	21,644	461	22,105
Other comprehensive income for the period		-	-	-	-	-	922	525	(9)	(5,068)	1,148	(2,482)	(311)	(2,793)
Appropriations:														
Legal reserve		-	-	-	1,113	(1,113)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	11,937	(11,937)	-	-	-	-	-	-	-	-
Total - 06/30/2025	**19**	**124,063**	**(18)**	**2,331**	**87,543**	**-**	**(2,396)**	**1,081**	**(1,968)**	**6,662**	**(8,751)**	**208,547**	**9,904**	**218,451**
Change in the period		**33,334**	**891**	**(401)**	**(33,885)**	**-**	**922**	**525**	**(9)**	**(5,068)**	**1,148**	**(2,543)**	**(290)**	**(2,833)**

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2025	01/01 to 06/30/2024
Adjusted net income		**42,572**	**9,103**
Net income		22,105	20,410
Adjustments to net income:		**20,467**	**(11,307)**
Share-based payment		(368)	(187)
Effects of changes in exchange rates on cash and cash equivalents		5,030	(12,112)
Expected loss with financial assets		17,389	16,517
Income from interest and foreign exchange variation from operations with subordinated debt		884	5,519
Financial income from insurance contracts and private pension	27	20,285	10,133
Depreciation and amortization		3,297	3,096
Expense from update / charges on the provision for civil, labor, tax and legal obligations		1,143	498
Provision for civil, labor, tax and legal obligations		1,202	2,123
Revenue from update / charges on deposits in guarantee		(445)	(384)
Deferred taxes (excluding hedge tax effects)	24b	(1,390)	(42)
Income from share in the net income of associates and joint ventures and other investments		(693)	(492)
Income from financial assets at fair value through other comprehensive income		1,961	1,476
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(1,452)	(23,637)
Income from interest and foreign exchange variation of financial assets at amortized cost		(25,845)	(13,308)
(Gain) / loss on sale of investments and fixed assets		(93)	(135)
Other	23	(438)	(372)
Change in assets and liabilities		**(40,388)**	**38,216**
(Increase) / decrease in assets			
Interbank deposits		36,952	(8,888)
Securities purchased under agreements to resell		6,818	7,852
Central Bank of Brazil deposits		(4,819)	(10,362)
Loan operations		(4,662)	(53,582)
Derivatives (assets / liabilities)		9,442	(1,486)
Financial assets designated at fair value through profit or loss		(79,888)	(32,897)
Other financial assets		(1,192)	(4,818)
Other tax assets		(762)	77
Other assets		(10,292)	(291)
(Decrease) / increase in liabilities			
Deposits		(34,981)	65,813
Securities sold under repurchase agreements		23,136	37,235
Funds from interbank markets		(5,133)	12,377
Funds from institutional markets		4,961	9,303
Other financial liabilities		15,164	1,957
Financial liabilities at fair value throught profit or loss		(74)	43
Insurance contracts and private pension		3,152	6,231
Provisions		2,135	1,948
Tax liabilities		1,008	(929)
Other liabilities		4,473	14,904
Payment of income tax and social contribution		(5,826)	(6,271)
Net cash from / (used in) operating activities		**2,184**	**47,319**
Dividends / Interest on capital received from investments in associates and joint ventures		315	248
Cash upon sale of investments in associates and joint ventures		-	47
Termination of intangible asset agreements		98	-
(Purchase) / Funds from the sale of financial assets at fair value through other comprehensive income		(6,458)	11,373
(Purchase) / Redemptions of financial assets at amortized cost		39,325	(30,618)
(Purchase) / Sale of investments in associates and joint ventures		(22)	(325)
(Purchase) / Sale of fixed assets		(495)	(716)
(Purchase) of intangible assets	14	(3,118)	(2,455)
Net cash from / (used in) investment activities		**29,645**	**(22,446)**
Raising of subordinated debt obligations		9,401	979
Redemption of subordinated debt obligations		(833)	(1,719)
Change in non-controlling interests stockholders		(311)	92
Acquisition of treasury shares		(83)	(1,220)
Result of delivery of treasury shares		941	747
Dividends and interest on capital paid to non-controlling interests		(440)	(507)
Dividends and interest on capital paid		(20,964)	(16,261)
Net cash from / (used in) financing activities		**(12,189)**	**(17,889)**
Net increase / (decrease) in cash and cash equivalents	2c III	**19,640**	**6,984**
Cash and cash equivalents at the beginning of the period		117,286	116,543
Effect of changes in exchange rates on cash and cash equivalents		(5,030)	12,112
Cash and cash equivalents at the end of the period		**131,896**	**135,639**
Cash		32,177	33,862
Interbank deposits		40,822	7,708
Securities purchased under agreements to resell - Collateral held		58,897	94,069
Additional information on cash flow (Mainly operating activities)			
Interest received		141,618	106,631
Interest paid		124,334	54,697
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		5,191	4,624

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Added Value

(In millions of reais)

	01/01 to 06/30/2025	01/01 to 06/30/2024
Income	**186,629**	**152,475**
Interest and similar	178,434	136,834
Commissions and banking fees	22,704	23,170
Income from insurance contracts and private pension	4,301	3,349
Expected loss with financial assets	(17,389)	(16,517)
Other	(1,421)	5,639
Expenses	**(118,945)**	**(88,624)**
Interest and similar	(115,873)	(81,688)
Other	(3,072)	(6,936)
Inputs purchased from third parties	**(12,967)**	**(11,701)**
Third-Party and financial system services, security, transportation and travel expenses	(4,046)	(3,843)
Other	**(8,921)**	**(7,858)**
Data processing and telecommunications	(2,829)	(2,496)
Advertising, promotions and publication	(882)	(993)
Installations and materials	(682)	(667)
Other	(4,528)	(3,702)
Gross added value	**54,717**	**52,150**
Depreciation and amortization	**(3,642)**	**(3,459)**
Net added value produced by the company	**51,075**	**48,691**
Added value received through transfer - Result of equity method	**693**	**492**
Total added value to be distributed	**51,768**	**49,183**
Distribution of added value	**51,768**	**49,183**
Personnel	**16,787**	**14,727**
Direct compensation	12,923	10,962
Benefits	3,209	3,152
FGTS – government severance pay fund	655	613
Taxes, fees and contributions	**12,075**	**13,580**
Federal	11,175	12,640
Municipal	900	940
Return on third parties' capital	**801**	**466**
Rent	801	466
Return on capital	**22,105**	**20,410**
Dividends and interest on capital	8,612	5,865
Retained earnings attributable to owners of the parent company	13,032	14,019
Retained earnings attributable to non-controlling shareholders	461	526

The accompanying notes are an integral part of these financial statements.

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These Consolidated Financial Statements were approved by the Board of Directors on August 05, 2025.

Note 2 - Material accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS accounting standards").

ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation.

These Consolidated Financial Statements were prepared in accordance with IAS 34 - Interim Financial Reporting and ITAÚ UNIBANCO HOLDING opted to present its Condensed Financial Statements.

The presentation of the Statement of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value; however, the IFRS do not require the presentation of this statement, which is presented as supplementary information, without prejudice to the set of Financial Statements.

b) Changes in new accounting standards and interpretations of existing standards

I - Applicable for period ended June 30, 2025

There were no new accounting standards for the current period.

II - Applicable for future periods

- IFRS 18 - Presentation and Disclosure in Financial Statements:

Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income.

These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective.

- IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures:

Published in 2024, the amendments mainly address the following topics: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement, inclusion of electricity contracts, as well as allowing the use of these contracts in hedge structure. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events.

These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. Possible impacts are being evaluated and will be completed by the date the standard comes into force.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency[1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2025	12/31/2024	06/30/2025	12/31/2024
In Brazil							
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merged by Itaú Unibanco Holding S.A. at 01/31/2025.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' Equity.

II - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income.

For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held).

IV - Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value on the trading date.

Financial assets are written off, on the trading date, if:

- the contractual rights to the cash flows of the financial asset expire.

- there are no reasonable expectations of its recovery. In this case, the write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries are accounted for as revenue in as a counterpart to asset.

- ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset.

The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of

this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income.

During the period, ITAÚ UNIBANCO HOLDING updated the estimates of expected loss and write-off of financial assets. This change in the estimate resulted in the reduction of the period for the write-off of financial assets, which up to 31 December 2024 was up to 24 months. The change in the accounting estimate generated an impact of R$ (2,756) (R$ (1,453) net of taxes), recognized in income in 2025.

Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation.

IV.I Classification of financial assets

Financial assets are classified and subsequently measured in the following categories:

- Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.
- Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.
- Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss.

The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch.

Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated.

SPPI Test: is the assessment of cash flows generated by a financial instrument are assessed for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet the SPPI Test and it's classified in the category Fair value through profit or loss.

Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing.

Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at Fair value through profit or loss.

In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at Fair value through profit or loss.

Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income.

IV.II - Classification of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

- **Financial liabilities at fair value through profit or loss:** classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives.

- **Loan commitments and financial guarantees:** measured at the higher amount between (i) the provision for expected credit losses; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term.

- **Premium bonds plans:** they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan.

IV.III - Subsequent measurement of financial instruments

Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities.

The portion of variation in the fair value of derivative financial liabilities and financial liabilities designated at fair value through profit or loss, resulting from changes in the own credit risk of ITAÚ UNIBANCO HOLDING is recognized in Income and in other comprehensive income, at the net amount of tax effects, respectively.

To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and income of financial assets and liabilities at fair value through profit or loss.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28.

Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss.

Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts.

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 90 days or more. In this case, accrual of interest is no longer recognized.

Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost, through other comprehensive income, loan commitments and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk.

- Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.

- Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

- Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets).

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions considered to estimate the expected credit loss are:

- **Determining criteria for significant increase or decrease in credit risk**: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level.

The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.

- **Maximum contractual period:** ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.

- **Prospective information:** ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require.

The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

IV.IV - Derivatives and use of hedge accouting

Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Accounting Hedge: the risk management conducted with derivative and non-derivative financial instruments may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements.

ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7.

At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities.

To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued.

The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment.

- **Cash flow hedge:** the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income.

To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method.

At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability.

If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

- **Hedge of net investment in foreign operations:** is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income.

To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method.

In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income.

- **Fair value hedge:** gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income.

If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income.

To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method.

V - Other non-financial assets

Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others.

Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

VI - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.

To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be.

The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal.

VIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

IX - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

X - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts:

- **Standard Model (Building Block Approach - BBA):** insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

- **Variable Fee Approach (VFA):** applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

- **Simplified Model (Premium Allocation Approach - PAA):** insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

- Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.

- Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

- Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the

provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

- Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance.

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING's private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period.

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a "bottom-up" approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

XII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 29.

XIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used.

ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty.

XIV - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XV - Share-based payments

Share-based payments are measured at the fair value, with recognition in Stockholders' Equity during the vesting period of the instruments.

In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan.

The plans are settled with shares and are made up of variable compensation programs in shares and partner program.

XVI - Treasury shares

The purchase and sale of common and preferred shares are recorded in Stockholders' Equity under Treasury shares at average share price.

The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves.

XVII - Capital compensation

ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements.

Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards.

Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Dividends and interest on capital are presented in Note 19.

XVIII - Commissions and banking fees

Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING's ownership interest to 33.6% in AVENUE's capital.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	06/30/2025			12/31/2024		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	**223,400**	**839**	**224,239**	**242,542**	**677**	**243,219**
Collateral held	61,529	839	62,368	77,521	677	78,198
Collateral repledge	**110,255**	**-**	**110,255**	**117,108**	**-**	**117,108**
Assets received as collateral with right to sell or repledge	14,966	-	14,966	7,223	-	7,223
Assets received as collateral without right to sell or repledge	95,289	-	95,289	109,885	-	109,885
Collateral sold	51,616	-	51,616	47,913	-	47,913
Interbank deposits	52,534	8,161	60,695	53,529	13,396	66,925
Total	**275,934**	**9,000**	**284,934**	**296,071**	**14,073**	**310,144**

In the total portfolio, includes Provision of expected loss in the amounts of R$ (27) (R$ (7) at 12/31/2024).

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	06/30/2025	12/31/2024
	Cost	Cost
Investment funds	**61,473**	**37,642**
Brazilian government securities	**373,001**	**366,857**
Government securities – Latin America	**6,384**	**4,404**
Government securities – Abroad	**2,671**	**1,490**
Corporate securities	**171,075**	**161,447**
Shares	27,336	27,860
Rural product note	900	972
Bank deposit certificates	882	450
Real estate receivables certificates	1,968	1,754
Debentures	98,147	91,544
Eurobonds and other	3,102	2,017
Financial bills	36,118	33,062
Promissory and commercial notes	945	1,214
Other	1,677	2,574
Total	**614,604**	**571,840**
Fair value adjustments (Income)	(3,469)	(12,015)
Fair value	**611,135**	**559,825**

The Securities pledged as Guarantee of funding of financial institutions and customers and post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 97,430 (R$ 108,595 at 12/31/2024), b) Government securities - Latin America R$ 2,107 (R$ 2,539 at 12/31/2024), c) Government securities - Abroad R$ 1,482 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 351 (R$ 11,775 at 12/31/2024), totaling R$ 101,371 (R$ 122,909 at 12/31/2024).

The cost and fair value per maturity of Financial assets at fair value through profit or loss - Securities were as follows:

	06/30/2025		12/31/2024	
	Cost	Fair value	Cost	Fair value
Current	**106,536**	**105,035**	**135,385**	**133,168**
Non-stated maturity	73,470	71,831	48,007	45,488
Up to one year	33,066	33,204	87,378	87,680
Non-current	**508,068**	**506,100**	**436,455**	**426,657**
From one to five years	378,082	377,537	337,427	332,301
From five to ten years	96,136	96,057	64,355	62,410
After ten years	33,850	32,506	34,673	31,946
Total	**614,604**	**611,135**	**571,840**	**559,825**

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 311,766 (R$ 287,919 at 12/31/2024) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

The financial assets that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through profit or loss are:

	06/30/2025	12/31/2024
	Cost	Cost
Brazilian government securities	17,195	38
Government securities - Latin America	11,188	275
Government securities - abroad	639	-
Total	**29,022**	**313**
Fair value adjustments (income)	(126)	5
Fair value	**28,896**	**318**

The cost and fair value by maturity of Financial assets designated as fair value through profit or loss - Securities were as follows:

	06/30/2025		12/31/2024	
	Cost	Fair Value	Cost	Fair Value
Current	**28,136**	**28,006**	**-**	**-**
Up to one year	28,136	28,006	-	-
Non-current	**886**	**890**	**313**	**318**
From one to five years	832	829	12	12
From five to ten years	12	14	249	249
After ten years	42	47	52	57
Total	**29,022**	**28,896**	**313**	**318**

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced

in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 31,056 (R$ 24,254 at 12/31/2024) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	06/30/2025							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	39,266	53.3%	388	1,101	1,505	6,053	7,316	22,903
Option agreements	17,218	23.4%	4,566	576	7,449	1,968	884	1,775
Forwards	8,421	11.5%	4,832	872	992	841	543	341
Credit derivatives	576	0.8%	46	3	30	132	53	312
NDF - Non Deliverable Forward	6,969	9.5%	1,348	1,606	1,201	1,974	415	425
Other Derivative Financial Instruments	1,092	1.5%	735	1	2	25	9	320
Total	**73,542**	**100.0%**	**11,915**	**4,159**	**11,179**	**10,993**	**9,220**	**26,076**
% per maturity date			16.2%	5.7%	15.2%	14.9%	12.5%	35.5%

	06/30/2025							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(39,051)	52.2%	(593)	(690)	(1,438)	(6,631)	(7,503)	(22,196)
Option agreements	(14,978)	20.0%	(2,995)	(764)	(7,525)	(1,392)	(1,100)	(1,202)
Forwards	(10,865)	14.5%	(6,798)	(1,711)	(1,471)	(716)	(143)	(26)
Credit derivatives	(438)	0.6%	-	-	(11)	(5)	(25)	(397)
NDF - Non Deliverable Forward	(9,280)	12.4%	(1,238)	(1,374)	(2,120)	(2,405)	(1,558)	(585)
Other Derivative Financial Instruments	(226)	0.3%	(32)	(5)	(1)	(12)	(64)	(112)
Total	**(74,838)**	**100.0%**	**(11,656)**	**(4,544)**	**(12,566)**	**(11,161)**	**(10,393)**	**(24,518)**
% per maturity date			15.6%	6.1%	16.8%	14.9%	13.9%	32.7%

Own credit risk (DVA) was R$ 28 and is composed of derivatives.

	12/31/2024							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	55,428	59.9%	4,511	1,276	1,653	2,610	8,237	37,141
Option agreements	21,170	22.9%	6,209	2,371	1,892	8,767	1,454	477
Forwards	1,739	1.9%	1,568	62	87	5	-	17
Credit derivatives	633	0.7%	2	1	25	26	19	560
NDF - Non Deliverable Forward	12,207	13.2%	2,227	2,565	2,254	2,478	1,614	1,069
Other Derivative Financial Instruments	1,262	1.4%	715	130	5	2	6	404
Total	**92,439**	**100.0%**	**15,232**	**6,405**	**5,916**	**13,888**	**11,330**	**39,668**
% per maturity date			16.5%	6.9%	6.4%	15.0%	12.3%	42.9%

	12/31/2024							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(51,394)	60.2%	(3,187)	(1,889)	(2,403)	(3,665)	(10,065)	(30,185)
Option agreements	(20,588)	24.1%	(3,902)	(2,424)	(2,177)	(10,224)	(1,065)	(796)
Forwards	(1,450)	1.7%	(1,435)	-	-	(2)	-	(13)
Credit derivatives	(795)	0.9%	-	-	(153)	(58)	(6)	(578)
NDF - Non Deliverable Forward	(10,761)	12.6%	(2,048)	(2,884)	(2,235)	(1,676)	(1,415)	(503)
Other Derivative Financial Instruments	(425)	0.5%	(203)	(9)	(5)	(1)	(15)	(192)
Total	**(85,413)**	**100.0%**	**(10,775)**	**(7,206)**	**(6,973)**	**(15,626)**	**(12,566)**	**(32,267)**
% per maturity date			12.6%	8.4%	8.2%	18.3%	14.7%	37.8%

b) Derivatives by index and Risk Factor

	Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	06/30/2025			
Future contracts	**1,033,087**	**-**	**-**	**-**
Purchase commitments	**400,345**	**-**	**-**	**-**
Shares	14,146	-	-	-
Commodities	2,630	-	-	-
Interest	349,941	-	-	-
Foreign currency	33,628	-	-	-
Commitments to sell	**632,742**	**-**	**-**	**-**
Shares	15,744	-	-	-
Commodities	6,869	-	-	-
Interest	570,544	-	-	-
Foreign currency	39,585	-	-	-
Swap contracts		**(6,620)**	**6,835**	**215**
Asset position	**2,927,984**	**19,650**	**19,616**	**39,266**
Shares	1,854	239	3	242
Commodities	49	-	1	1
Interest	2,894,534	17,865	19,791	37,656
Foreign currency	31,547	1,546	(179)	1,367
Liability position	**2,927,984**	**(26,270)**	**(12,781)**	**(39,051)**
Shares	10,903	(2,024)	1,002	(1,022)
Commodities	1,438	-	(1)	(1)
Interest	2,859,754	(23,237)	(13,748)	(36,985)
Foreign currency	55,889	(1,009)	(34)	(1,043)
Option contracts	**4,684,652**	**1,108**	**1,132**	**2,240**
Purchase commitments – long position	**716,385**	**10,327**	**2,803**	**13,130**
Shares	372,252	7,858	1,924	9,782
Commodities	8,288	403	282	685
Interest	285,049	718	1,271	1,989
Foreign currency	50,796	1,348	(674)	674
Commitments to sell – long position	**1,767,580**	**3,373**	**715**	**4,088**
Shares	982,523	1,326	(298)	1,028
Commodities	2,229	83	(7)	76
Interest	737,614	301	(164)	137
Foreign currency	45,214	1,663	1,184	2,847
Purchase commitments – short position	**1,124,211**	**(9,816)**	**(1,882)**	**(11,698)**
Shares	771,111	(6,941)	(1,361)	(8,302)
Commodities	5,113	(165)	(215)	(380)
Interest	298,200	(1,195)	(1,233)	(2,428)
Foreign currency	49,787	(1,515)	927	(588)
Commitments to sell – short position	**1,076,476**	**(2,776)**	**(504)**	**(3,280)**
Shares	268,032	(925)	(44)	(969)
Commodities	3,065	(141)	(44)	(185)
Interest	757,306	(254)	164	(90)
Foreign currency	48,073	(1,456)	(580)	(2,036)
Forward operations	**180,289**	**(2,693)**	**249**	**(2,444)**
Purchases receivable	**632**	**676**	**(3)**	**673**
Shares	54	54	(3)	51
Interest	578	620	-	620
Foreign currency	-	2	-	2
Purchases payable obligations	**810**	**(1,052)**	**(1)**	**(1,053)**
Commodities	-	(14)	-	(14)
Interest	-	(1,038)	(1)	(1,039)
Foreign currency	810	-	-	-
Sales receivable	**94,440**	**7,133**	**615**	**7,748**
Shares	370	363	(1)	362
Commodities	17	17	-	17
Interest	-	3,600	245	3,845
Foreign currency	94,053	3,153	371	3,524
Sales deliverable obligations	**84,407**	**(9,450)**	**(362)**	**(9,812)**
Interest	3,600	(3,600)	(255)	(3,855)
Foreign currency	80,807	(5,850)	(107)	(5,957)
Credit derivatives	**106,489**	**(8)**	**146**	**138**
Asset position	**80,205**	**189**	**387**	**576**
Shares	5,078	52	88	140
Interest	75,112	137	299	436
Foreign currency	15	-	-	-
Liability position	**26,284**	**(197)**	**(241)**	**(438)**
Shares	1,744	(13)	(89)	(102)
Commodities	24,540	(184)	(151)	(335)
Interest	-	-	(1)	(1)
NDF - Non Deliverable Forward	**642,839**	**(2,659)**	**348**	**(2,311)**
Asset position	**301,479**	**6,539**	**430**	**6,969**
Commodities	2,647	159	-	159
Foreign currency	298,832	6,380	430	6,810
Liability position	**341,360**	**(9,198)**	**(82)**	**(9,280)**
Commodities	3,567	(366)	(11)	(377)
Interest	2,005	(6)	-	(6)
Foreign currency	335,788	(8,826)	(71)	(8,897)
Other derivative financial instruments	**14,490**	**129**	**737**	**866**
Asset position	**8,914**	**198**	**894**	**1,092**
Shares	523	(1)	12	11
Commodities	171	-	2	2
Interest	6,654	199	121	320
Foreign currency	1,566	-	759	759
Liability position	**5,576**	**(69)**	**(157)**	**(226)**
Shares	2,264	(8)	(17)	(25)
Commodities	132	-	(2)	(2)
Interest	582	(46)	(64)	(110)
Foreign currency	2,598	(15)	(74)	(89)
	Asset	**48,085**	**25,457**	**73,542**
	Liability	**(58,828)**	**(16,010)**	**(74,838)**
	Total	**(10,743)**	**9,447**	**(1,296)**

Derivative contracts mature as follows (in days):

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	06/30/2025
Future contracts	257,890	195,558	127,661	451,978	1,033,087
Swap contracts	201,783	324,479	293,691	2,108,031	2,927,984
Option contracts	1,966,191	732,741	868,939	1,116,781	4,684,652
Forwards (onshore)	67,560	39,278	36,613	36,838	180,289
Credit derivatives	546	648	23,361	81,934	106,489
NDF - Non Deliverable Forward	157,030	130,127	98,233	257,449	642,839
Other derivative financial instruments	3,177	266	25	11,022	14,490

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2024			
Future contracts	**868,983**	**-**	**-**	**-**
Purchase commitments	**322,323**	**-**	**-**	**-**
Shares	11,490	-	-	-
Commodities	1,266	-	-	-
Interest	275,950	-	-	-
Foreign currency	33,617	-	-	-
Commitments to sell	**546,660**	**-**	**-**	**-**
Shares	14,438	-	-	-
Commodities	6,878	-	-	-
Interest	490,906	-	-	-
Foreign currency	34,438	-	-	-
Swap contracts		**(7,451)**	**11,485**	**4,034**
Asset position	**2,844,414**	**24,685**	**30,743**	**55,428**
Shares	24,730	128	(45)	83
Commodities	147	1	4	5
Interest	2,613,244	15,244	27,868	43,112
Foreign currency	206,293	9,312	2,916	12,228
Liability position	**2,844,414**	**(32,136)**	**(19,258)**	**(51,394)**
Shares	30,542	(1,484)	985	(499)
Commodities	757	-	(4)	(4)
Interest	2,586,466	(18,387)	(18,067)	(36,454)
Foreign currency	226,649	(12,265)	(2,172)	(14,437)
Option contracts	**2,325,428**	**871**	**(289)**	**582**
Purchase commitments – long position	**415,232**	**15,680**	**2,908**	**18,588**
Shares	57,471	13,309	21	13,330
Commodities	4,761	252	114	366
Interest	302,455	725	1,705	2,430
Foreign currency	50,545	1,394	1,068	2,462
Commitments to sell – long position	**745,131**	**3,651**	**(1,069)**	**2,582**
Shares	66,670	1,351	35	1,386
Commodities	1,762	59	(4)	55
Interest	623,204	162	(153)	9
Foreign currency	53,495	2,079	(947)	1,132
Purchase commitments – short position	**423,465**	**(15,629)**	**(3,077)**	**(18,706)**
Shares	53,380	(11,592)	262	(11,330)
Commodities	4,822	(153)	(85)	(238)
Interest	304,499	(2,191)	(1,708)	(3,899)
Foreign currency	60,754	(1,693)	(1,546)	(3,239)
Commitments to sell – short position	**741,610**	**(2,831)**	**949**	**(1,882)**
Shares	66,041	(1,130)	(256)	(1,386)
Commodities	2,720	(124)	-	(124)
Interest	623,629	(159)	134	(25)
Foreign currency	49,220	(1,418)	1,071	(347)
Forward operations	**5,273**	**287**	**2**	**289**
Purchases receivable	**328**	**373**	**(1)**	**372**
Shares	37	37	(1)	36
Interest	291	336	-	336
Purchases payable obligations	**-**	**(305)**	**-**	**(305)**
Commodities	-	(15)	-	(15)
Interest	-	(290)	-	(290)
Sales receivable	**2,110**	**1,366**	**1**	**1,367**
Shares	286	281	1	282
Commodities	18	18	-	18
Interest	-	1,066	-	1,066
Foreign currency	1,806	1	-	1
Sales deliverable obligations	**2,835**	**(1,147)**	**2**	**(1,145)**
Interest	1,066	(1,146)	4	(1,142)
Foreign currency	1,769	(1)	(2)	(3)
Credit derivatives	**100,812**	**(210)**	**48**	**(162)**
Asset position	**72,064**	**584**	**49**	**633**
Shares	4,976	94	80	174
Commodities	26	-	-	-
Interest	67,062	490	(31)	459
Liability position	**28,748**	**(794)**	**(1)**	**(795)**
Shares	2,963	(41)	(78)	(119)
Interest	25,785	(753)	77	(676)
NDF - Non Deliverable Forward	**632,408**	**1,166**	**280**	**1,446**
Asset position	**316,826**	**11,541**	**666**	**12,207**
Commodities	2,689	284	(32)	252
Foreign currency	314,137	11,257	698	11,955
Liability position	**315,582**	**(10,375)**	**(386)**	**(10,761)**
Commodities	3,854	(310)	5	(305)
Foreign currency	311,728	(10,065)	(391)	(10,456)
Other derivative financial instruments	**18,128**	**125**	**712**	**837**
Asset position	**15,649**	**200**	**1,062**	**1,262**
Shares	1,137	(1)	25	24
Commodities	143	-	6	6
Interest	6,696	201	188	389
Foreign currency	7,673	-	843	843
Liability position	**2,479**	**(75)**	**(350)**	**(425)**
Shares	1,970	(5)	(20)	(25)
Commodities	184	-	(6)	(6)
Interest	275	(36)	(86)	(122)
Foreign currency	50	(34)	(238)	(272)
	Asset	**58,080**	**34,359**	**92,439**
	Liability	**(63,292)**	**(22,121)**	**(85,413)**
	Total	**(5,212)**	**12,238**	**7,026**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**12/31/2024**
Future contracts	205,732	342,884	113,961	206,406	868,983
Swap contracts	442,179	391,153	329,901	1,681,181	2,844,414
Option contracts	845,197	289,010	1,139,192	52,029	2,325,428
Forwards	1,535	758	2,963	17	5,273
Credit derivatives	7,044	21,839	17,740	54,189	100,812
NDF - Non Deliverable Forward	159,559	235,623	113,305	123,921	632,408
Other derivative financial instruments	5,245	3,139	782	8,962	18,128

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2025						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**1,033,046**	**1,354,892**	**4,543,165**	**4,881**	**50,917**	**193,996**	**106**
Over-the-counter market	**41**	**1,573,092**	**141,487**	**175,408**	**55,572**	**448,843**	**14,384**
Financial institutions	-	1,192,440	94,518	139,464	55,572	249,397	6,345
Companies	41	348,480	43,917	35,501	-	196,103	8,039
Individuals	-	32,172	3,052	443	-	3,343	-
Total	**1,033,087**	**2,927,984**	**4,684,652**	**180,289**	**106,489**	**642,839**	**14,490**

	12/31/2024						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**868,953**	**1,532,051**	**2,169,517**	**3,897**	**49,473**	**237,917**	**106**
Over-the-counter market	**30**	**1,312,363**	**155,911**	**1,376**	**51,339**	**394,491**	**18,022**
Financial institutions	-	1,034,581	103,011	1,357	51,339	160,989	6,190
Companies	30	251,138	49,989	19	-	228,292	11,832
Individuals	-	26,644	2,911	-	-	5,210	-
Total	**868,983**	**2,844,414**	**2,325,428**	**5,273**	**100,812**	**632,408**	**18,128**

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	06/30/2025				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	36,185	3,791	12,046	17,961	2,387
TRS	41,251	40,064	1,187	-	-
Total by instrument	**77,436**	**43,855**	**13,233**	**17,961**	**2,387**
By risk rating					
Investment grade	10,124	754	1,780	7,476	114
Below investment grade	67,312	43,101	11,453	10,485	2,273
Total by risk	**77,436**	**43,855**	**13,233**	**17,961**	**2,387**
By reference entity					
Brazilian government	64,484	42,742	9,955	9,751	2,036
Governments – abroad	522	55	134	330	3
Private entities	12,430	1,058	3,144	7,880	348
Total by entity	**77,436**	**43,855**	**13,233**	**17,961**	**2,387**

	12/31/2024				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	37,066	6,463	11,940	18,192	471
TRS	36,037	36,037	-	-	-
Total by instrument	**73,103**	**42,500**	**11,940**	**18,192**	**471**
By risk rating					
Investment grade	10,014	1,222	1,544	7,153	95
Below investment grade	63,089	41,278	10,396	11,039	376
Total by risk	**73,103**	**42,500**	**11,940**	**18,192**	**471**
By reference entity					
Brazilian government	59,799	40,664	8,678	10,284	173
Governments – abroad	411	78	141	192	-
Private entities	12,893	1,758	3,121	7,716	298
Total by entity	**73,103**	**42,500**	**11,940**	**18,192**	**471**

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	06/30/2025		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(36,185)	29,054	(7,131)
TRS	(41,251)	-	(41,251)
Total	**(77,436)**	**29,054**	**(48,382)**

	12/31/2024		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(37,066)	27,708	(9,358)
TRS	(36,037)	-	(36,037)
Total	**(73,103)**	**27,708**	**(45,395)**

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2025					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	224,239	-	224,239	(1,600)	-	222,639
Derivative financial instruments	73,542	-	73,542	(21,129)	-	52,413

	12/31/2024					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	243,219	-	243,219	(11,648)	-	231,571
Derivative financial instruments	92,439	-	92,439	(637)	(367)	91,435

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2025					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	411,923	-	411,923	(4,094)	-	407,829
Derivative financial instruments	74,838	-	74,838	(21,129)	(689)	53,020

	12/31/2024					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	388,787	-	388,787	(309,008)	-	79,779
Derivative financial instruments	85,413	-	85,413	(637)	-	84,776

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 7 - Hedge accounting

The accounting policy on hedge accounting is presented in Note 2c IV.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

- Interest Rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account partial or total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments, financial assets and liabilities. Currently Futures Contracts, NDF (Non Deliverable Forward), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

- Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.
- Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.
- Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.
- Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.
- Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.
- Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

- Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	06/30/2025					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	115,192	398	398	114,794	398
Hedge of assets transactions	Loans and lease operations and Securities	3,831	-	-	-	3,851	-
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	60,454	-	(1,426)	(1,426)	58,451	(1,426)
Hedge of loan operations	Loans and lease operations	14,866	-	93	168	14,866	93
Hedge of funding	Deposits	-	26,205	(95)	(127)	26,205	(95)
Hedge of assets denominated in UF	Securities	50,059	-	2	(17)	50,059	2
Foreign exchange risk							
Hedge of highly probable forecast transactions		105	1,039	52	228	1,185	52
Hedge of funding	Deposits	-	1,253	(9)	(9)	1,253	(9)
Total		**129,315**	**143,689**	**(985)**	**(785)**	**270,664**	**(985)**

Strategies	Heading	12/31/2024					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	110,405	2,672	2,672	107,677	2,728
Hedge of assets transactions	Loans and lease operations and Securities	2,420	-	(155)	(155)	1,966	(155)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	66,795	-	(3,428)	(3,429)	63,261	(3,428)
Hedge of loan operations	Loans and lease operations	10,955	-	44	59	10,910	44
Hedge of funding	Deposits	-	9,732	3	(61)	9,735	3
Hedge of assets denominated in UF	Securities	39,842	-	(54)	(54)	39,894	(54)
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	1,606	(193)	(90)	1,437	(193)
Hedge of funding	Deposits	-	1,176	(11)	(11)	1,165	(11)
Total		**120,012**	**122,919**	**(1,122)**	**(1,069)**	**236,045**	**(1,066)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, ITAÚ UNIBANCO HOLDING frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 200 (R$ 53 at 12/31/2024).

Hedge Instruments	06/30/2025						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	177,096	-	-	(1,028)	(1,028)	-	(1)
Forward	43,621	-	179	2	2	-	(15)
Swaps	47,509	165	130	(2)	(2)	-	9
Foreign exchange risk							
Futures	977	-	-	40	40	-	(1)
Forward	1,461	7	87	3	3	-	-
Total	**270,664**	**172**	**396**	**(985)**	**(985)**	**-**	**(8)**

Hedge Instruments	12/31/2024						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	172,904	76	133	(855)	(911)	56	(285)
Forward	33,218	-	132	(45)	(45)	-	-
Swaps	27,321	106	31	38	38	-	(59)
Foreign exchange risk							
Futures	1,186	4	-	(181)	(181)	-	(3)
Forward	1,416	34	15	(23)	(23)	-	-
Total	**236,045**	**220**	**311**	**(1,066)**	**(1,122)**	**56**	**(347)**

1) Values in the heading Derivatives.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

The risk hedged in this type of strategy is the currency risk.

Strategies	06/30/2025					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	24,397	-	(15,208)	(15,208)	24,868	(15,239)
Total	**24,397**	**-**	**(15,208)**	**(15,208)**	**24,868**	**(15,239)**

Strategies	12/31/2024					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	23,701	-	(17,404)	(17,404)	19,363	(17,428)
Total	**23,701**	**-**	**(17,404)**	**(17,404)**	**19,363**	**(17,428)**

1) Hedge instruments consider the gross tax position.
2) Values recorded in the heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ 0 (R$ (1,462) at 12/31/2024), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	06/30/2025						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	9,977	-	-	(4,724)	(4,683)	(41)	-
Future / NDF - Non Deliverable Forward	7,346	46	-	(7,571)	(7,447)	(124)	-
Future / Financial Assets	7,545	-	43	(2,944)	(3,078)	134	-
Total	**24,868**	**46**	**43**	**(15,239)**	**(15,208)**	**(31)**	**-**

Hedge instruments	12/31/2024						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	5,234	21	-	(6,093)	(6,053)	(40)	-
Future / NDF - Non Deliverable Forward	7,933	129	107	(2,640)	(2,610)	(30)	(1)
Future / Financial Assets	6,196	6,490	1,961	(8,695)	(8,741)	46	-
Total	**19,363**	**6,640**	**2,068**	**(17,428)**	**(17,404)**	**(24)**	**(1)**

1) Values recorded in the heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk and Foreign exchange risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates and future foreign exchange rates involved, by contracting swaps and futures.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	06/30/2025						
	Hedge Item					Hedge Instruments	
	Book Value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	32,921	-	33,375	-	454	32,921	(453)
Hedge of funding	-	21,179	-	21,212	(33)	21,177	34
Hedge of securities	66,867	-	67,273	-	406	65,544	(399)
Foreign exchange risk							
Hedge of firm commitments	-	58	-	75	(17)	60	17
Total	**99,788**	**21,237**	**100,648**	**21,287**	**810**	**119,702**	**(801)**

Strategies	12/31/2024						
	Hedge Item					Hedge Instruments	
	Book Value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	37,116	-	37,423	-	307	37,116	(304)
Hedge of funding	-	25,287	-	25,088	199	25,287	(199)
Hedge of securities	38,527	-	38,313	-	(214)	38,743	214
Foreign exchange risk							
Hedge of firm commitments	-	90	-	112	(22)	297	22
Total	**75,643**	**25,377**	**75,736**	**25,200**	**270**	**101,443**	**(267)**

1) Values recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 4 (R$ (226) at 12/31/2024), with effect on the income of R$ (7) (R$ 8 at 12/31/2024).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	06/30/2025				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	95,549	504	749	(761)	(1)
Futures	24,093	-	-	(57)	10
Foreign exchange risk					
Futures	60	-	-	17	-
Total	**119,702**	**504**	**749**	**(801)**	**9**

Hedge Instruments	12/31/2024				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	90,201	1,557	737	(328)	8
Futures	10,945	17	-	39	(5)
Foreign exchange risk					
Futures	297	-	-	22	-
Total	**101,443**	**1,574**	**737**	**(267)**	**3**

1) Values recorded in the heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	06/30/2025			12/31/2024		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	114,794	-	115,192	107,677	76	110,405
Hedge of highly probable forecast transactions	1,185	6	1,144	1,437	(11)	1,606
Hedge of net investment in foreign operations	24,868	3	24,397	19,363	4,572	23,701
Hedge of loan operations (Fair value)	32,921	(143)	32,921	37,116	333	37,116
Hedge of loan operations (Cash flow)	14,866	91	14,866	10,910	54	10,955
Hedge of funding (Fair value)	21,177	(30)	21,179	25,287	(294)	25,287
Hedge of funding (Cash flow)	27,458	(116)	27,458	10,900	82	10,908
Hedge of assets transactions	3,851	-	3,831	1,966	(10)	2,420
Hedge of asset-backed securities under repurchase agreements	58,451	-	60,454	63,261	(123)	66,795
Hedge of assets denominated in UF	50,059	(205)	50,059	39,894	(159)	39,842
Hedge of securities	65,544	(72)	66,867	38,743	798	38,527
Hedge of firm commitments	60	-	58	297	-	90
Total		**(466)**			**5,318**	

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	52,959	41,909	9,771	2,671	1,924	5,560	-	114,794
Hedge of highly probable forecast transactions	1,185	-	-	-	-	-	-	1,185
Hedge of net investment in foreign operations [1]	24,868	-	-	-	-	-	-	24,868
Hedge of loan operations (Fair value)	11,606	8,057	6,090	4,042	1,465	1,394	267	32,921
Hedge of loan operations (Cash flow)	5,688	2,800	770	1,172	4,436	-	-	14,866
Hedge of funding (Fair value)	9,983	4,420	1,603	1,144	2,684	1,343	-	21,177
Hedge of funding (Cash flow)	11,795	6,945	2,811	543	5,206	158	-	27,458
Hedge of assets transactions	-	-	1,395	1,943	513	-	-	3,851
Hedge of asset-backed securities under repurchase agreements	24,791	19,897	8,524	5,239	-	-	-	58,451
Hedge of assets denominated in UF	47,404	2,655	-	-	-	-	-	50,059
Hedge of securities	21,981	9,197	9,118	7,782	1,571	12,341	3,554	65,544
Hedge of firm commitments (Fair value)	60	-	-	-	-	-	-	60
Total	**212,320**	**95,880**	**40,082**	**24,536**	**17,799**	**20,796**	**3,821**	**415,234**

	12/31/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	67,617	27,835	9,146	1,467	1,174	438	-	107,677
Hedge of highly probable forecast transactions	1,437	-	-	-	-	-	-	1,437
Hedge of net investment in foreign operations [1]	19,363	-	-	-	-	-	-	19,363
Hedge of loan operations (Fair value)	8,227	12,446	6,090	4,334	4,092	1,647	280	37,116
Hedge of loan operations (Cash flow)	7,310	1,148	746	1,272	434	-	-	10,910
Hedge of funding (Fair value)	12,942	3,574	535	1,556	2,930	3,328	422	25,287
Hedge of funding (Cash flow)	9,404	504	-	126	415	451	-	10,900
Hedge of assets transactions	-	-	1,247	719	-	-	-	1,966
Hedge of asset-backed securities under repurchase agreements	22,629	15,489	17,016	5,170	2,957	-	-	63,261
Hedge of assets denominated in UF	16,801	23,093	-	-	-	-	-	39,894
Hedge of securities	12,256	8,639	3,741	4,384	2,965	5,251	1,507	38,743
Hedge of firm commitments (Fair value)	297	-	-	-	-	-	-	297
Total	**178,283**	**92,728**	**38,521**	**19,028**	**14,967**	**11,115**	**2,209**	**356,851**

1) Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The fair value and corresponding cost of Financial Assets at Fair Value through Other Comprehensive Income - Securities are as follows:

	06/30/2025			12/31/2024		
	Cost	Fair value adjustments	Fair value	Cost	Fair value adjustments	Fair value
Brazilian government securities	**70,980**	**(1,353)**	**69,627**	**67,954**	**(3,577)**	**64,377**
Other government securities	**-**	**-**	**-**	**36**	**(36)**	**-**
Government securities – Latin America	**27,504**	**102**	**27,606**	**21,421**	**49**	**21,470**
Government securities – Abroad	**12,756**	**25**	**12,781**	**13,072**	**(46)**	**13,026**
Corporate securities	**9,352**	**(2,081)**	**7,271**	**8,981**	**(1,551)**	**7,430**
Shares	1,835	(1,242)	593	1,762	(1,196)	566
Rural product note	-	-	-	127	(1)	126
Bank deposit certificates	122	-	122	82	1	83
Real estate receivables certificates	-	-	-	60	(3)	57
Debentures	2,455	(123)	2,332	1,708	(210)	1,498
Eurobonds and other	4,414	(723)	3,691	4,957	(145)	4,812
Financial bills	5	-	5	51	2	53
Promissory and commercial notes	41	-	41	-	-	-
Other	480	7	487	234	1	235
Total	**120,592**	**(3,307)**	**117,285**	**111,464**	**(5,161)**	**106,303**
Fair value adjustments (Stockholders' equity)	(2,504)			(4,904)		
Expected loss	(803)			(257)		
Fair value	**117,285**			**106,303**		

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 31,022 (R$ 33,971 at 12/31/2024), b) Government securities - Latin America R$ 8,644 (R$ 3,050 at 12/31/2024), c) Government securities - Abroad R$ 2,592 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 916 (R$ 986 at 12/31/2024), totaling R$ 43,174 (R$ 38,007 at 12/31/2024).

The cost and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	06/30/2025		12/31/2024	
	Cost	Fair value	Cost	Fair value
Current	**37,520**	**36,280**	**41,123**	**39,877**
Non-stated maturity	1,835	593	1,762	566
Up to one year	35,685	35,687	39,361	39,311
Non-current	**83,072**	**81,005**	**70,341**	**66,426**
From one to five years	58,142	58,316	49,121	47,809
From five to ten years	15,593	15,353	11,201	10,803
After ten years	9,337	7,336	10,019	7,814
Total	**120,592**	**117,285**	**111,464**	**106,303**

Equity instruments that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through other comprehensive income, due to the particularities of a certain market, are presented in the table below:

	06/30/2025			12/31/2024		
	Cost	Fair value adjustments	Fair value	Cost	Fair value adjustments	Fair value
Current						
Non-stated maturity						
Shares	1,835	(1,242)	593	1,762	(1,196)	566
Total	**1,835**	**(1,242)**	**593**	**1,762**	**(1,196)**	**566**
Fair value adjustments (Stockholders' equity)	(1,242)			(1,196)		
Expected loss	-			-		
Fair value	**593**			**566**		

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2024	(Increase) / Reversal	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	*Write-off*	Expected loss 06/30/2025
Government securities	(43)	40	-	-	-	-	-	(3)
Corporate securities	(73)	67	-	14	(14)	-	-	(6)
Total	**(116)**	**107**	**-**	**14**	**(14)**	**-**	**-**	**(9)**

Stage 2	Expected loss 12/31/2024	(Increase) / Reversal	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	*Write-off*	Expected loss 06/30/2025
Corporate securities	(127)	-	14	113	-	-	-	-
Total	**(127)**	**-**	**14**	**113**	**-**	**-**	**-**	**-**

Stage 3	Expected loss 12/31/2024	(Increase) / Reversal	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	*Write-off*	Expected loss 06/30/2025
Corporate securities	(14)	(653)	-	-	(14)	(113)	-	(794)
Total	**(14)**	**(653)**	**-**	**-**	**(14)**	**(113)**	**-**	**(794)**

Stage 1	Expected loss 12/31/2023	(Increase) / Reversal	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	*Write-off*	Expected loss 12/31/2024
Government securities	(38)	(5)	-	-	-	-	-	(43)
Corporate securities	(79)	(28)	55	-	(21)	-	-	(73)
Total	**(117)**	**(33)**	**55**	**-**	**(21)**	**-**	**-**	**(116)**

Stage 2	Expected loss 12/31/2023	(Increase) / Reversal	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	*Write-off*	Expected loss 12/31/2024
Corporate securities	(24)	(69)	21	-	(55)	-	-	(127)
Total	**(24)**	**(69)**	**21**	**-**	**(55)**	**-**	**-**	**(127)**

Stage 3	Expected loss 12/31/2023	(Increase) / Reversal	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	*Write-off*	Expected loss 12/31/2024
Corporate securities	(26)	12	-	-	-	-	-	(14)
Total	**(26)**	**12**	**-**	**-**	**-**	**-**	**-**	**(14)**

Note 9 - Financial assets at amortized cost - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The Financial assets at amortized cost - Securities are as follows:

	06/30/2025	12/31/2024
	Amortized Cost	Amortized Cost
Brazilian government securities	**106,236**	**111,824**
Government securities – Latin America	**9,792**	**21,730**
Government securities – Abroad	**13,151**	**25,126**
Corporate securities	**183,425**	**168,827**
Rural product note	64,046	60,358
Bank deposit certificates	-	50
Real estate receivables certificates	4,699	5,827
Debentures	76,451	77,344
Eurobonds and other	12,680	1,102
Financial bills	474	212
Promissory and commercial notes	17,918	16,312
Other	7,157	7,622
Investment Funds	2,190	-
Total	**314,794**	**327,507**
Expected loss	(4,860)	(3,655)
Amortized cost	**309,934**	**323,852**

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 55,358 (R$ 39,289 at 12/31/2024), b) Government securities – Latin America R$ 0 (R$ 969 at 12/31/2024) and c) Corporate securities R$ 287 (R$ 29,964 at 12/31/2024), totaling R$ 55,645 (R$ 70,222 at 12/31/2024).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2025		12/31/2024	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**76,478**	**74,098**	**90,213**	**88,582**
Non-stated maturity	20	20	-	-
Up to one year	76,458	74,078	90,213	88,582
Non-current	**238,316**	**235,836**	**237,294**	**235,270**
From one to five years	174,846	173,000	165,759	164,332
From five to ten years	49,880	49,249	60,289	59,694
After ten years	13,590	13,587	11,246	11,244
Total	**314,794**	**309,934**	**327,507**	**323,852**

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages

Stage 1	Expected loss 12/31/2024	(Increase) / Reversal	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Write-off	Expected loss 06/30/2025
Government securities	(28)	16	-	-	-	-	-	(12)
Corporate securities	(296)	33	5	43	(17)	-	-	(232)
Total	**(324)**	**49**	**5**	**43**	**(17)**	**-**	**-**	**(244)**

Stage 2	Expected loss 12/31/2024	(Increase) / Reversal	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Write-off	Expected loss 06/30/2025
Corporate securities	(125)	(300)	17	46	(5)	(3)	-	(370)
Total	**(125)**	**(300)**	**17**	**46**	**(5)**	**(3)**	**-**	**(370)**

Stage 3	Expected loss 12/31/2024	(Increase) / Reversal	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off	Expected loss 06/30/2025
Corporate securities	(3,206)	(1,008)	-	3	(43)	(46)	54	(4,246)
Total	**(3,206)**	**(1,008)**	**-**	**3**	**(43)**	**(46)**	**54**	**(4,246)**

Stage 1	Expected loss 12/31/2023	(Increase) / Reversal	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Write-off	Expected loss 12/31/2024
Government securities	(36)	8	-	-	-	-	-	(28)
Corporate securities	(147)	(493)	449	149	(166)	(88)	-	(296)
Total	**(183)**	**(485)**	**449**	**149**	**(166)**	**(88)**	**-**	**(324)**

Stage 2	Expected loss 12/31/2023	(Increase) / Reversal	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Write-off	Expected loss 12/31/2024
Corporate securities	(122)	(123)	166	416	(449)	(13)	-	(125)
Total	**(122)**	**(123)**	**166**	**416**	**(449)**	**(13)**	**-**	**(125)**

Stage 3	Expected loss 12/31/2023	(Increase) / Reversal	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off	Expected loss 12/31/2024
Corporate securities	(549)	(2,193)	88	13	(149)	(416)	-	(3,206)
Total	**(549)**	**(2,193)**	**88**	**13**	**(149)**	**(416)**	**-**	**(3,206)**

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	06/30/2025	12/31/2024
Individuals	**450,807**	**445,574**
Credit card	141,084	143,048
Personal loan	66,607	66,104
Payroll loans	72,807	74,524
Vehicles	36,259	36,637
Mortgage loans	134,050	125,261
Companies	**353,995**	**357,633**
Large companies	150,733	152,412
Micro / small and medium companies	203,262	205,221
Foreign loans - Latin America	**206,672**	**222,286**
Total loans and lease operations [(1)]	**1,011,474**	**1,025,493**
Provision for Expected Loss	(47,294)	(49,024)
Total loans and lease operations, net of Expected Credit Loss	**964,180**	**976,469**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

By maturity	06/30/2025	12/31/2024
Overdue as from 1 day	23,298	23,496
Falling due up to 3 months	259,256	273,729
Falling due from 3 months to 12 months	235,925	262,710
Falling due after 1 year	492,995	465,558
Total loans and lease operations	**1,011,474**	**1,025,493**

By concentration	06/30/2025	12/31/2024
Largest debtor	5,896	6,658
10 largest debtors	43,226	44,294
20 largest debtors	65,434	66,407
50 largest debtors	107,980	106,980
100 largest debtors	148,638	148,748

The Expected loss comprises Expected credit loss for financial guarantees pledged and Loan commitments R$ (1,513) (R$ (4,928) at 12/31/2024).

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross book value (Loan portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2025
Individuals	347,749	(14,336)	(1,954)	31,442	147	-	25,928	388,976
Companies	332,440	(3,906)	(727)	5,881	402	-	726	334,816
Foreign units Latin America	196,464	(5,297)	(592)	6,754	1,061	-	(10,933)	187,457
Total	**876,653**	**(23,539)**	**(3,273)**	**44,077**	**1,610**	**-**	**15,721**	**911,249**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2025
Individuals	66,468	(31,442)	(7,988)	14,336	4,987	-	(11,015)	35,346
Companies	13,237	(5,881)	(2,907)	3,906	1,894	-	(741)	9,508
Foreign units Latin America	14,004	(6,754)	(2,608)	5,297	1,742	-	(1,469)	10,212
Total	**93,709**	**(44,077)**	**(13,503)**	**23,539**	**8,623**	**-**	**(13,225)**	**55,066**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2025
Individuals	31,357	(147)	(4,987)	1,954	7,988	(13,720)	4,040	26,485
Companies	11,956	(402)	(1,894)	727	2,907	(2,983)	(640)	9,671
Foreign units Latin America	11,818	(1,061)	(1,742)	592	2,608	(1,978)	(1,234)	9,003
Total	**55,131**	**(1,610)**	**(8,623)**	**3,273**	**13,503**	**(18,681)**	**2,166**	**45,159**

Consolidated 3 Stages	Balance at 12/31/2024	Derecognition [2]	Acquisition / (Settlement)	Closing balance 06/30/2025
Individuals	445,574	(13,720)	18,953	450,807
Companies	357,633	(2,983)	(655)	353,995
Foreign units Latin America	222,286	(1,978)	(13,636)	206,672
Total	**1,025,490**	**(18,681)**	**4,662**	**1,011,474**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2024
Individuals	317,335	(53,024)	(1,189)	35,139	343	-	49,245	347,749
Companies	278,412	(12,840)	(1,734)	5,339	212	-	63,051	332,440
Foreign units Latin America	164,907	(8,863)	(884)	3,378	22	-	37,904	196,464
Total	**760,654**	**(74,727)**	**(3,807)**	**43,856**	**477**	**-**	**150,200**	**876,653**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2024
Individuals	63,579	(35,139)	(14,153)	53,024	1,307	-	(2,150)	66,468
Companies	14,043	(5,339)	(5,974)	12,840	538	-	(2,871)	13,237
Foreign units Latin America	12,077	(3,378)	(4,601)	8,863	475	-	568	14,004
Total	**89,699**	**(43,856)**	**(24,728)**	**74,727**	**2,320**	**-**	**(4,453)**	**93,709**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2024
Individuals	35,702	(243)	(1,307)	1,189	14,153	(24,156)	6,019	31,357
Companies	15,190	(212)	(538)	1,734	5,974	(5,595)	(4,597)	11,956
Foreign units Latin America	9,345	(22)	(475)	884	4,601	(1,556)	(959)	11,818
Total	**60,237**	**(477)**	**(2,320)**	**3,807**	**24,728**	**(31,307)**	**463**	**55,131**

Consolidated 3 Stages	Balance at 12/31/2023	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2024
Individuals	416,616	(24,156)	53,114	445,574
Companies	307,645	(5,595)	55,583	357,633
Foreign units Latin America	186,329	(1,556)	37,513	222,286
Total [2]	**910,590**	**(31,307)**	**146,210**	**1,025,490**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,580 (R$ 1,885 at 12/31/2024) before the modification, which gave rise to an effect on profit or loss of R$ 18 (R$ 9 from 01/01 to 06/30/2024). At 06/30/2025, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 132 (R$ 266 at 12/31/2024).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2025
Individuals	(6,297)	563	44	(1,643)	(23)	-	857	(6,499)
Companies	(2,010)	143	19	(495)	(20)	-	757	(1,606)
Foreign units Latin America	(2,634)	152	34	(694)	(390)	-	1,831	(1,701)
Total	**(10,941)**	**858**	**97**	**(2,832)**	**(433)**	**-**	**3,445**	**(9,806)**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2025
Individuals	(5,882)	1,643	2,454	(563)	(997)	-	(5,545)	(8,890)
Companies	(2,093)	495	1,052	(143)	(481)	-	(1,257)	(2,427)
Foreign units Latin America	(1,628)	694	481	(152)	(372)	-	(788)	(1,765)
Total	**(9,603)**	**2,832**	**3,987**	**(858)**	**(1,850)**	**-**	**(7,590)**	**(13,082)**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 06/30/2025
Individuals	(17,730)	23	997	(44)	(2,454)	13,720	(9,141)	(14,629)
Companies	(6,978)	20	481	(19)	(1,052)	2,983	(1,891)	(6,456)
Foreign units Latin America	(3,772)	390	372	(34)	(481)	1,978	(1,774)	(3,321)
Total	**(28,480)**	**433**	**1,850**	**(97)**	**(3,987)**	**18,681**	**(12,806)**	**(24,406)**

Consolidated 3 Stages	Balance at 12/31/2024	Derecognition	(Increase) / Reversal	Closing balance 06/30/2025
Individuals	(29,909)	13,720	(13,829)	(30,018)
Companies	(11,081)	2,983	(2,391)	(10,489)
Foreign units Latin America	(8,034)	1,978	(731)	(6,787)
Total	**(49,024)**	**18,681**	**(16,951)**	**(47,294)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2024
Individuals	(4,923)	1,131	18	(1,809)	(7)	-	(707)	(6,297)
Companies	(1,929)	217	28	(328)	(46)	-	48	(2,010)
Foreign units Latin America	(1,891)	223	19	(129)	(3)	-	(853)	(2,634)
Total	**(8,743)**	**1,571**	**65**	**(2,266)**	**(56)**	**-**	**(1,512)**	**(10,941)**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2024
Individuals	(6,127)	1,809	4,769	(1,131)	(153)	-	(5,049)	(5,882)
Companies	(2,561)	328	1,473	(217)	(134)	-	(982)	(2,093)
Foreign units Latin America	(1,497)	129	928	(223)	(124)	-	(841)	(1,628)
Total	**(10,185)**	**2,266**	**7,170**	**(1,571)**	**(411)**	**-**	**(6,872)**	**(9,603)**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2024
Individuals	(18,001)	7	153	(18)	(4,769)	24,156	(19,258)	(17,730)
Companies	(10,709)	46	134	(28)	(1,473)	5,595	(543)	(6,978)
Foreign units Latin America	(3,225)	3	124	(19)	(928)	1,556	(1,283)	(3,772)
Total	**(31,935)**	**56**	**411**	**(65)**	**(7,170)**	**31,307**	**(21,084)**	**(28,480)**

Consolidated 3 Stages	Balance at 12/31/2023	Derecognition	(Increase) / Reversal	Closing balance 12/31/2024
Individuals	(29,051)	24,156	(25,014)	(29,909)
Companies	(15,199)	5,595	(1,477)	(11,081)
Foreign units Latin America	(6,613)	1,556	(2,977)	(8,034)
Total [2]	**(50,863)**	**31,307**	**(29,468)**	**(49,024)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees and Loan commitments of R$ (1,513) (R$ (4,928) at 12/31/2024).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	06/30/2025			12/31/2024		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,493**	**(585)**	**1,908**	**2,505**	**(462)**	**2,043**
Up to 1 year	2,493	(585)	1,908	2,505	(462)	2,043
Non-current	**8,192**	**(2,316)**	**5,876**	**8,987**	**(2,687)**	**6,300**
From 1 to 2 years	1,832	(458)	1,374	1,918	(507)	1,411
From 2 to 3 years	1,361	(351)	1,010	1,481	(392)	1,089
From 3 to 4 years	991	(275)	716	1,024	(309)	715
From 4 to 5 years	859	(221)	638	960	(256)	704
Over 5 years	3,149	(1,011)	2,138	3,604	(1,223)	2,381
Total	**10,685**	**(2,901)**	**7,784**	**11,492**	**(3,149)**	**8,343**

Financial lease revenues are composed of:

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Financial income	195	199	402	400
Variable payments	2	-	3	2
Total	**197**	**199**	**405**	**402**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	06/30/2025				12/31/2024			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	105	103	105	103	115	112	115	111
Working capital	121	121	121	121	397	397	397	397
Total	**226**	**224**	**226**	**224**	**512**	**509**	**512**	**508**

1) Under Other liabilities.

From 01/01 to 06/30/2025, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 54 (R$ 58 from 01/01 to 06/30/2024), net of the Allowance for Loan Losses.

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	06/30/2025	01/01 to 06/30/2025		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,855	675	(7)	668
Joint ventures	1,529	18	(6)	12
Total	**10,384**	**693**	**(13)**	**680**

	12/31/2024	01/01 to 06/30/2024		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,548	558	(9)	549
Joint ventures	1,526	(66)	-	(66)
Total	**10,074**	**492**	**(9)**	**483**

At 06/30/2025, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.38% total capital and 41.56% voting capital; 50.45% total capital and 41.62% voting capital at 12/31/2024); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2024); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2024); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2024); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2024); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2024); Tecnologia Bancária S.A. (28.75% total capital and 29.78% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2024); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2024); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2024); Banfur International S.A. (30% total and voting capital; 30% at 12/31/2024); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2024); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2024); Riblinor S.A. (40% total and voting capital; 40% at 12/31/2024) and Caja de Valores Del Paraguay S.A. (9.09% total and voting capital).

At 06/30/2025, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2024); ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2024); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2024); Avenue Holding Cayman Ltd (33.60% total and 34.11% voting capital; 33.60% total capital and 34.11% voting capital at 12/31/2024) and includes result not arising from subsidiaries' net income.

Note 12 - Lease operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 06/30/2025, total cash outflow with lease amounted to R$ 468 and lease agreements in the amount of R$ 218 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	06/30/2025	12/31/2024
Up to 3 months	252	244
3 months to 1 year	718	716
1 to 5 years	2,647	2,728
Over 5 years	1,398	1,348
Total financial liability	**5,015**	**5,036**

Lease amounts recognized in the Consolidated Statement of Income:

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Sublease revenues	8	11	16	22
Depreciation expenses	(211)	(185)	(328)	(351)
Interest expenses	(91)	(67)	(184)	(137)
Lease expenses for low value assets	(24)	(23)	(48)	(46)
Variable expenses not included in lease liabilities	(11)	(12)	(22)	(26)
Total	**(329)**	**(276)**	**(566)**	**(538)**

In the periods from 01/01 to 06/30/2025 and from 01/01 to 06/30/2024, there was no impairment adjustment.

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	06/30/2025				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**9,904**	**(3,934)**	**(434)**	**5,536**
Land		1,990	-	-	1,990
Buildings and Improvements	4% to 10%	7,914	(3,934)	(434)	3,546
Other fixed assets		**20,536**	**(13,433)**	**(68)**	**7,035**
Installations and furniture	10% to 20%	3,538	(2,724)	(17)	797
Data processing systems	20% to 50%	9,274	(8,046)	(51)	1,177
Works of art		154	-	-	154
Right of use		4,939	(1,292)	-	3,647
Other [1]	10% to 20%	2,631	(1,371)	-	1,260
Total		**30,440**	**(17,367)**	**(502)**	**12,571**

1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Fixed assets	12/31/2024				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**9,738**	**(3,934)**	**(244)**	**5,560**
Land		1,997	-	-	1,997
Buildings and Improvements	4% to 10%	7,741	(3,934)	(244)	3,563
Other fixed assets		**21,176**	**(13,405)**	**(68)**	**7,703**
Installations and furniture	10% to 20%	3,524	(2,693)	(17)	814
Data processing systems	20% to 50%	9,424	(7,991)	(51)	1,382
Right of use [1]		5,431	(1,361)	-	4,070
Other [2]	10% to 20%	2,797	(1,360)	-	1,437
Total		**30,914**	**(17,339)**	**(312)**	**13,263**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.
2) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028.

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets					Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Right of use	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%		10% to 20%	
Cost							
Balance at 12/31/2024	**13,317**	**2,366**	**5,869**	**23,568**	**-**	**7,996**	**53,116**
Acquisitions	60	-	585	2,194	-	279	3,118
Termination / write-offs	-	-	(2)	(96)	-	(162)	(260)
Exchange variation	(476)	(71)	(132)	(82)	-	(62)	(823)
Other	2	(8)	9	(5)	-	-	(2)
Balance at 06/30/2025	**12,903**	**2,287**	**6,329**	**25,579**	**-**	**8,051**	**55,149**
Amortization							
Balance at 12/31/2024	**-**	**(1,378)**	**(4,318)**	**(11,557)**	**-**	**(4,569)**	**(21,822)**
Amortization expense	-	(40)	(249)	(1,627)	-	(615)	(2,531)
Termination / write-offs	-	-	1	-	-	162	163
Exchange variation	-	35	82	51	-	59	227
Other	-	8	-	-	-	-	8
Balance at 06/30/2025	**-**	**(1,375)**	**(4,484)**	**(13,133)**	**-**	**(4,963)**	**(23,955)**
Impairment							
Balance at 12/31/2024	**(4,968)**	**(729)**	**(174)**	**(1,326)**	**-**	**(100)**	**(7,297)**
Increase	-	-	-	(60)	-	-	(60)
Exchange variation	282	35	-	-	-	-	317
Balance at 06/30/2025	**(4,686)**	**(694)**	**(174)**	**(1,386)**	**-**	**(100)**	**(7,040)**
Book value							
Balance at 06/30/2025	**8,217**	**218**	**1,671**	**11,060**	**-**	**2,988**	**24,154**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

	Goodwill and intangible from incorporation	Intangible assets					Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Right of use	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%		10% to 20%	
Cost							
Balance at 12/31/2023	**12,255**	**2,227**	**5,177**	**19,577**	**-**	**7,602**	**46,838**
Acquisitions	135	-	412	4,125	-	863	5,535
Termination / write-offs	-	(7)	(5)	(269)	-	(591)	(872)
Exchange variation	927	162	263	138	-	122	1,612
Other	-	(16)	22	(3)	-	-	3
Balance at 12/31/2024	**13,317**	**2,366**	**5,869**	**23,568**	**-**	**7,996**	**53,116**
Amortization							
Balance at 12/31/2023	**-**	**(1,242)**	**(3,713)**	**(8,422)**	**-**	**(3,766)**	**(17,143)**
Amortization expense	-	(82)	(448)	(3,048)	-	(1,278)	(4,856)
Termination / write-offs	-	6	4	1	-	591	602
Exchange variation	-	(76)	(162)	(88)	-	(116)	(442)
Other	-	16	1	-	-	-	17
Balance at 12/31/2024	**-**	**(1,378)**	**(4,318)**	**(11,557)**	**-**	**(4,569)**	**(21,822)**
Impairment							
Balance at 12/31/2023	**(4,420)**	**(648)**	**(174)**	**(1,089)**	**-**	**-**	**(6,331)**
Increase	-	-	-	(237)	-	(100)	(337)
Exchange variation	(548)	(81)	-	-	-	-	(629)
Balance at 12/31/2024	**(4,968)**	**(729)**	**(174)**	**(1,326)**	**-**	**(100)**	**(7,297)**
Book value							
Balance at 12/31/2024	**8,349**	**259**	**1,377**	**10,685**	**-**	**3,327**	**23,997**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (639) (R$ (1,313) at 12/31/2024) is disclosed in the General and administrative expenses (Note 23).

Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 2,886 (R$ 3,073 at 12/31/2024).

Note 15 - Deposits

	06/30/2025			12/31/2024		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**362,357**	**533,392**	**895,749**	**394,741**	**528,589**	**923,330**
Savings deposits	173,230	-	173,230	180,730	-	180,730
Interbank deposits	3,790	3,026	6,816	6,454	770	7,224
Time deposits	185,337	530,366	715,703	207,557	527,819	735,376
Non-interest bearing deposits	**124,011**	**-**	**124,011**	**131,411**	**-**	**131,411**
Demand deposits	123,475	-	123,475	124,920	-	124,920
Other deposits	536	-	536	6,491	-	6,491
Total	**486,368**	**533,392**	**1,019,760**	**526,152**	**528,589**	**1,054,741**

Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	06/30/2025			12/31/2024		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	-	243	243	-	318	318
Total	**-**	**243**	**243**	**-**	**318**	**318**

The effect of credit risk of these instruments is not significant at 06/30/2025 and 12/31/2024.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

	Interest rate (p.a.)	06/30/2025			12/31/2024		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**245,548**	**1,587**	**247,135**	**168,870**	**2**	**168,872**
Government securities	14.55% to 14.9%	182,909	-	182,909	126,565	-	126,565
Corporate securities	40% to 99% of CDI	37,809	-	37,809	41,275	-	41,275
Own issue	11.92% to 14.9%	-	2	2	-	2	2
Foreign	3% to 9.25%	24,830	1,585	26,415	1,030	-	1,030
Assets received as collateral	**14.55% to 14.9%**	**111,855**	**-**	**111,855**	**118,867**	**-**	**118,867**
Right to sell or repledge the collateral	**4.5% to 15%**	**5,094**	**47,839**	**52,933**	**57,896**	**43,152**	**101,048**
Total		**362,497**	**49,426**	**411,923**	**345,633**	**43,154**	**388,787**

b) Interbank market funds

	Interest rate (p.a.)	06/30/2025			12/31/2024		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.43% to 15.06%	23,470	41,841	65,311	23,878	46,205	70,083
Real estate credit bills	7% to 13%	24,945	36,067	61,012	36,871	15,241	52,112
Rural credit bills	5% to 14.43%	30,985	25,761	56,746	34,803	14,941	49,744
Guaranteed real estate bills	5.40% to 15.1%	7,699	56,416	64,115	13,252	51,239	64,491
Import and export financing	0% to 10.20%	90,590	10,681	101,271	102,796	15,125	117,921
Onlending domestic	0% to 18%	7,679	11,027	18,706	6,538	11,405	17,943
Total		**185,368**	**181,793**	**367,161**	**218,138**	**154,156**	**372,294**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	06/30/2025			12/31/2024		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	IPCA to 100% of CDI	1,295	53,381	54,676	27	45,197	45,224
Foreign loans through securities	0.09% to 16.3%	8,441	68,109	76,550	14,166	61,746	75,912
Funding from structured operations certificates	5.01% to 18.76%	2,006	21,728	23,734	2,840	16,571	19,411
Total		**11,742**	**143,218**	**154,960**	**17,033**	**123,514**	**140,547**

The fair value of Funding from structured operations certificates is R$ 26,458 (R$ 21,280 at 12/31/2024).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2025	12/31/2024
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,389	1,294
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	985	1,033
	450	2020	2029	CDI + 1.85%	768	715
	106	2020	2030	IPCA + 4.64%	175	166
	1,556	2020	2030	CDI + 2%	2,671	2,486
	5,488	2021	2031	CDI + 2%	9,072	8,443
	1,005	2022	Perpetual	CDI + 2.4%	1,106	1,027
	1,161	2023	2034	102% of CDI	1,211	1,198
	108	2023	2034	CDI + 0.2%	114	112
	122	2023	2034	10.63%	126	126
	700	2023	Perpetual	CDI + 1.9%	765	712
	107	2023	2034	IPCA + 5.48%	117	114
	530	2024	2034	100% of CDI	546	541
	3,100	2024	2034	CDI + 0.65%	3,444	3,226
	1,000	2024	Perpetual	CDI + 0.9%	1,104	1,033
	2,830	2024	Perpetual	CDI + 1.1%	3,033	2,834
	470	2024	2039	102% of CDI	494	481
	4,984	2025	Perpetual	CDI + 1,25%	5,041	-
	4,415	2025	Perpetual	CDI + 1.35%	4,624	-
				Total	**36,775**	**26,541**
Subordinated euronotes - USD						
	750	2018	Perpetual	7.86%	4,182	4,746
	700	2020	Perpetual	7.56%	3,880	4,404
	501	2021	2031	3.88%	2,738	3,080
				Total	**10,800**	**12,230**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,507	1,578
	97,962	2009	2035	4.75%	1,194	1,248
	1,060,250	2010	2032	4.35%	119	124
	1,060,250	2010	2035	3.90% to 3.96%	274	286
	1,060,250	2010	2036	4.48%	1,295	1,363
	1,060,250	2010	2038	3.93%	953	993
	1,060,250	2010	2040	4.15% to 4.29%	734	765
	1,060,250	2010	2042	4.45%	358	373
	57,168	2014	2034	3.80%	469	488
				Total	**6,903**	**7,218**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	198	208
				Total	**198**	**208**
Subordinated bonds - USD						
	172	2025	2025	8.90%	-	22
	878	2024	2024	7.18%	-	5
				Total	**-**	**27**
Total					**54,676**	**45,224**

Note 18 - Other assets and liabilities

a) Other assets

	Note	06/30/2025	12/31/2024
Financial		**139,962**	**138,325**
At amortized cost		**137,625**	**136,713**
Receivables from credit card issuers		85,769	82,014
Deposits in guarantee - Contingent liabilities, provisions and legal obligations	29d	13,732	13,662
Trading and intermediation of securities		24,591	24,152
Income receivable		4,633	4,080
Operations without credit granting characteristics, net of provisions		8,484	9,759
Net amount receivables from reimbursement of provisions	29c	365	358
Deposits in guarantee of fund raisings abroad		43	40
Foreign exchange portfolio		-	2,648
Other		8	-
At fair value through profit or loss		**2,337**	**1,612**
Other financial assets		2,337	1,612
Non-financial (1)		**23,163**	**24,994**
Sundry foreign		798	4,524
Prepaid expenses		7,683	8,503
Sundry domestic		5,694	4,028
Assets of post-employment benefit plans	26e	291	301
Encrypted digital assets		3,102	2,345
Other		5,595	5,293
Current		**144,458**	**144,380**
Non-current		**18,667**	**18,939**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

b) Other liabilities

	Note	06/30/2025	12/31/2024
Financial		**208,115**	**192,951**
At amortized cost		**208,115**	**192,407**
Credit card operations		164,685	164,872
Trading and intermediation of securities		25,246	18,636
Lease liabilities		3,292	3,681
Other		14,892	5,218
At fair value through profit or loss		**-**	**544**
Other financial liabilities		-	544
Non-financial		**60,232**	**55,759**
Funds in transit		20,152	25,124
Charging and collection of taxes and similar		12,042	398
Social and statutory		9,800	12,487
Deferred income		1,843	1,258
Sundry domestic		4,261	5,076
Personnel provision		3,284	2,731
Provision for sundry payments		3,249	2,260
Obligations on official agreements and rendering of payment services		1,823	2,433
Liabilities from post-employment benefit plans	26e	2,280	2,361
Other		1,498	1,631
Current		**257,151**	**237,767**
Non-current		**11,196**	**10,943**

Note 19 - Stockholders' equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

In a meeting held on February 5, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares.

Capital is represented by 10,784,548,883 book-entry shares with no par value, of which 5,454,119,395 are common shares and 5,330,429,488 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		06/30/2025			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Shares of capital stock	**12/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Bonus shares – Outstanding as from 03/20/2025		495,829,036	484,584,499	980,413,535	
Shares of capital stock	**06/30/2025**	**5,454,119,395**	**5,330,429,488**	**10,784,548,883**	**124,063**
Residents in Brazil	06/30/2025	5,410,182,256	1,280,506,963	6,690,689,219	76,968
Residents abroad	06/30/2025	43,937,139	4,049,922,525	4,093,859,664	47,095
Treasury shares (1)	**12/31/2024**	**-**	**28,030,833**	**28,030,833**	**(909)**
Acquisition of treasury shares		-	2,500,000	2,500,000	(83)
Result from delivery of treasury shares		-	(30,039,527)	(30,039,527)	974
Bonus shares – Treasury as from 03/20/2025		-	86,718	86,718	
Treasury shares (1)	**06/30/2025**	**-**	**578,024**	**578,024**	**(18)**
Number of total shares at the end of the period (2)	**06/30/2025**	**5,454,119,395**	**5,329,851,464**	**10,783,970,859**	
Number of total shares at the end of the period (2)	**12/31/2024**	**4,958,290,359**	**4,817,814,156**	**9,776,104,515**	

		12/31/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	54,000,000	54,000,000	(1,775)
Result from delivery of treasury shares		-	(26,405,838)	(26,405,838)	877
Treasury shares (1)	**12/31/2024**	**-**	**28,030,833**	**28,030,833**	**(909)**
Number of total shares at the end of the period (2)	**12/31/2024**	**4,958,290,359**	**4,817,814,156**	**9,776,104,515**	
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

Cost / market value	06/30/2025		12/31/2024	
	Common	Preferred	Common	Preferred
Minimum	-	32.81	-	31.42
Weighted average	-	33.08	-	32.83
Maximum	-	33.29	-	33.66
Treasury shares				
Average cost	-	31.17	-	32.43
Market value on the last day of the base date	32.99	36.95	26.90	30.73

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	06/30/2025	06/30/2024
Statutory net income	22,251	18,074
Adjustments:		
(-) Legal reserve - 5%	(1,113)	(904)
Dividend calculation basis	**21,138**	**17,170**
Minimum mandatory dividend - 25%	5,285	4,293
Dividends and interest on capital paid / accrued / identified	**7,320**	**4,985**

II - Stockholders' compensation

	06/30/2025			
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**899**	**(135)**	**764**
Interest on capital - 5 monthly installments paid from February to June 2025	0.0150	899	(135)	764
Accrued (Recorded in Other liabilities - Social and statutory)		**5,319**	**(798)**	**4,521**
Interest on capital - 1 monthly installment paid on 07/01/2025	0.0150	191	(29)	162
Interest on capital - credited on 05/29/2025 to be paid until 08/29/2025	0.2840	3,603	(540)	3,063
Interest on capital	0.1202	1,525	(229)	1,296
Identified in Profit Reserves in Stockholders' Equity		**2,394**	**(359)**	**2,035**
Interest on capital	0.1887	2,394	(359)	2,035
Total - 01/01 to 06/30/2025		**8,612**	**(1,292)**	**7,320**

	06/30/2024			
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**864**	**(130)**	**734**
Interest on capital - 5 monthly installments paid from February to June 2024	0.0150	864	(130)	734
Accrued (Recorded in Other liabilities - Social and statutory)		**5,001**	**(750)**	**4,251**
Interest on capital - 1 monthly installment paid on 07/01/2024	0.0150	173	(26)	147
Interest on capital - credited on 03/04/2024 to be paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - credited on 06/06/2024 to be paid on 08/30/2024	0.2134	2,458	(368)	2,090
Total - 01/01 to 06/30/2024		**5,865**	**(880)**	**4,985**

c) Capital reserves and profit reserves

	06/30/2025	12/31/2024
Capital reserves	**2,331**	**2,732**
Premium on subscription of shares	284	284
Share-based payment	2,043	2,444
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves (1)	**87,543**	**121,428**
Legal (2)	19,259	18,146
Statutory (3)	65,890	87,793
Special revenue (4)	2,394	15,489
Total reserves at parent company	**89,874**	**124,160**

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.
4) Refers to Interest on capital declared after 06/30/2025 and Dividends after 12/31/2024.

Statutory reserves include R$ (529), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2025	12/31/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Banco Itaú Chile	7,527	8,009	228	349
Itaú Colombia S.A.	20	21	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	761	706	103	86
Luizacred S.A. Soc. Cred. Financiamento Investimento	1,069	976	93	42
Other	527	482	37	49
Total	**9,904**	**10,194**	**461**	**526**

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Partner plan	(133)	(108)	(231)	(148)
Share-based plan	(152)	(152)	(295)	(244)
Total	**(285)**	**(260)**	**(526)**	**(392)**

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 06/30/2025	01/01 to 06/30/2024
	Quantity	Quantity [(1)]
Opening balance	**81,734,142**	**68,667,971**
New	32,469,946	25,591,103
Delivered	(14,108,697)	(8,771,866)
Cancelled	(562,235)	(536,400)
Closing balance	**99,533,156**	**84,950,808**
Weighted average of remaining contractual life (years)	2.69	2.69
Market value weighted average (R$)	**21.87**	**24.48**

1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held.

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date, less expected dividends.

Change in share-based variable compensation

	01/01 to 06/30/2025	01/01 to 06/30/2024
	Quantity	Quantity [(1)]
Opening balance	**46,421,099**	**47,844,097**
New	25,506,105	20,748,195
Delivered	(23,266,269)	(21,822,836)
Cancelled	(428,102)	(80,814)
Closing balance	**48,232,833**	**46,688,642**
Weighted average of remaining contractual life (years)	**1.40**	**1.29**
Market value weighted average (R$)	**25.69**	**29.50**

1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held.

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Central Bank of Brazil deposits	4,307	3,324	8,233	6,267
Interbank deposits	4,512	1,205	8,686	2,116
Securities purchased under agreements to resell	7,799	9,692	15,634	18,023
Financial assets at fair value through other comprehensive income	3,512	11,243	7,919	18,945
Financial assets at amortized cost	(378)	2,971	4,597	6,295
Loan operations	44,505	35,334	80,712	68,823
Other financial assets	505	207	951	514
Total	**64,762**	**63,976**	**126,732**	**120,983**

b) Interest and similar expense

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Deposits	(35,081)	(17,044)	(60,575)	(33,216)
Securities sold under repurchase agreements	(14,394)	(8,479)	(25,911)	(17,260)
Interbank market funds	(11,012)	(15,519)	(22,635)	(25,901)
Institutional market funds	(2,756)	(2,727)	(6,526)	(5,063)
Other	(156)	(7)	(226)	(248)
Total	**(63,399)**	**(43,776)**	**(115,873)**	**(81,688)**

c) Income of financial assets and liabilities at fair value through profit or loss

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Securities	18,571	1,233	32,398	5,942
Derivatives (1)	(5,186)	8,037	(6,954)	10,678
Financial assets designated at fair value through profit or loss	364	(776)	999	(985)
Other financial assets at fair value through profit or loss	345	-	346	-
Financial liabilities at fair value through profit or loss	2	(2)	-	(5)
Financial liabilities designated at fair value	8	31	23	27
Total	**14,104**	**8,523**	**26,812**	**15,657**

1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2025, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (1,751) (R$ 39 from 01/01 to 06/30/2024) of Expected losses, R$ (546) (R$ 15 from 01/01 to 06/30/2024) for Financial assets at fair value through other comprehensive income and R$ (1,205) (R$ 24 from 01/01 to 06/30/2024) for Financial assets at amortized cost.

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Payments and collections:** refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Credit and debit cards [1]	4,132	4,178	8,194	8,251
Current account services [1]	695	1,046	1,810	2,136
Asset management	**1,755**	**1,615**	**3,382**	**3,061**
Funds	1,286	1,246	2,455	2,355
Consortia	469	369	927	706
Credit operations and financial guarantees provided	**641**	**662**	**1,345**	**1,337**
Credit operations	200	266	466	548
Financial guarantees provided	441	396	879	789
Payments and collections [1]	1,575	1,788	3,419	3,684
Advisory services and brokerage	1,050	1,518	2,173	2,657
Custody services	229	157	422	309
Other	994	911	1,959	1,735
Total	**11,071**	**11,875**	**22,704**	**23,170**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Note 23 - General and administrative expenses

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other	(7,892)	(6,310)	(14,677)	(12,739)
Employees' profit sharing and share-based payment	(2,305)	(2,036)	(4,228)	(3,883)
Third-Party and financial system services, security, transportation and travel expenses	(2,054)	(1,966)	(4,046)	(3,843)
Data processing and telecommunications	(1,363)	(1,292)	(2,829)	(2,496)
Installations and materials	(884)	(570)	(1,483)	(1,133)
Advertising, promotions and publicity	(459)	(480)	(882)	(993)
Depreciation and amortization	(1,804)	(1,737)	(3,642)	(3,459)
Selling - credit cards	(1,395)	(1,465)	(2,922)	(3,145)
Claims losses	(134)	(194)	(361)	(397)
Selling of non-financial products	-	(498)	-	(948)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(28)	(456)	(59)	(828)
Provision for lawsuits civil	(321)	(543)	(631)	(866)
Provision for tax and social security lawsuits and other risks	1,112	(451)	901	(481)
Other	(1,866)	(2,211)	(4,528)	(3,973)
Total	**(19,393)**	**(20,209)**	**(39,387)**	**(39,184)**

Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income [1]	20.00%

1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%.

a) Expenses for taxes and contributions

Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Income / (loss) before income tax and social contribution	**9,658**	**12,261**	**22,543**	**24,468**
Charges (income tax and social contribution) at the rates in effect	(4,346)	(5,518)	(10,144)	(11,011)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	490	351	863	464
Interest on capital	1,890	1,315	3,583	2,592
Other nondeductible expenses net of non taxable income [1]	(1,334)	(73)	103	1,020
Income tax and social contribution expenses	**(3,300)**	**(3,925)**	**(5,595)**	**(6,935)**
Related to temporary differences				
Increase / (reversal) for the period	5,040	2,034	5,157	2,877
(Expenses) / Income from deferred taxes	**5,040**	**2,034**	**5,157**	**2,877**
Total income tax and social contribution expenses	**1,740**	**(1,891)**	**(438)**	**(4,058)**

1) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2024	Realization / reversal	Increase	06/30/2025
Reflected in income	**64,636**	**(12,525)**	**17,098**	**69,209**
Provision for expected loss	43,518	(1,168)	6,086	48,436
Related to tax losses and social contribution loss carryforwards	2,469	(1,300)	906	2,075
Provision for profit sharing	3,258	(3,258)	2,293	2,293
Provisions	6,277	(1,912)	1,637	6,002
Civil lawsuits	1,239	(304)	295	1,230
Labor claims	3,174	(582)	970	3,562
Tax and social security obligations	1,864	(1,026)	372	1,210
Legal obligations	375	(4)	69	440
Adjustments of operations carried out on the futures settlement market	787	(787)	155	155
Adjustment to fair value of financial assets - At fair value through profit or loss	245	(245)	74	74
Provision relating to health insurance operations	365	(9)	-	356
Other	7,342	(3,842)	5,878	9,378
Reflected in stockholders' equity	**5,570**	**(1,986)**	**236**	**3,820**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	4,268	(1,986)	180	2,462
Cash flow hedge	392	-	49	441
Other	910	-	7	917
Total	**70,206**	**(14,511)**	**17,334**	**73,029**

	12/31/2023	Realization / reversal	Increase	12/31/2024
Reflected in income	**58,714**	**(17,283)**	**23,205**	**64,636**
Provision for expected loss	38,664	(7,436)	12,290	43,518
Related to tax losses and social contribution loss carryforwards	2,325	(385)	529	2,469
Provision for profit sharing	2,794	(2,794)	3,258	3,258
Provisions	5,869	(2,354)	2,762	6,277
Civil lawsuits	1,227	(730)	742	1,239
Labor claims	2,867	(1,509)	1,816	3,174
Tax and social security obligations	1,775	(115)	204	1,864
Legal obligations	279	(15)	111	375
Adjustments of operations carried out on the futures settlement market	-	-	787	787
Adjustment to fair value of financial assets - At fair value through profit or loss	755	(755)	245	245
Provision relating to health insurance operations	395	(30)	-	365
Other	7,633	(3,514)	3,223	7,342
Reflected in stockholders' equity	**2,954**	**(244)**	**2,860**	**5,570**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,022	(244)	2,490	4,268
Cash flow hedge	108	-	284	392
Other	824	-	86	910
Total	**61,668**	**(17,527)**	**26,065**	**70,206**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,398 (R$ 58,859 at 12/31/2024) and R$ 472 (R$ 603 at 12/31/2024), respectively.

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2024	Realization / reversal	Increase	06/30/2025
Reflected in income	**9,065**	**(4,255)**	**2,857**	**7,667**
Depreciation in excess finance lease	107	(5)	-	102
Adjustment of deposits in guarantee and provisions	1,754	(318)	204	1,640
Post-employment benefits	260	(16)	50	294
Adjustment to fair value of financial assets - At fair value through profit or loss	3,538	(3,538)	2,280	2,280
Taxation of results abroad – capital gains	764	(47)	-	717
Other	2,642	(331)	323	2,634
Reflected in stockholders' equity	**2,885**	**(1,179)**	**730**	**2,436**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,881	(1,179)	730	2,432
Post-employment benefits	4	-	-	4
Total	**11,950**	**(5,434)**	**3,587**	**10,103**

	12/31/2023	Realization / reversal	Increase	12/31/2024
Reflected in income	**7,148**	**(2,368)**	**4,285**	**9,065**
Depreciation in excess finance lease	130	(23)	-	107
Adjustment of deposits in guarantee and provisions	1,572	(9)	191	1,754
Post-employment benefits	15	(15)	260	260
Adjustments of operations carried out on the futures settlement market	416	(416)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	1,450	(1,450)	3,538	3,538
Taxation of results abroad – capital gains	740	-	24	764
Other	2,825	(455)	272	2,642
Reflected in stockholders' equity	**1,389**	**(147)**	**1,643**	**2,885**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,381	(143)	1,643	2,881
Post-employment benefits	8	(4)	-	4
Total	**8,537**	**(2,515)**	**5,928**	**11,950**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,398 (R$ 58,859 at 12/31/2024) and R$ 472 (R$ 603 at 12/31/2024), respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Realization year	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2025	9,199	13.0%	1,280	61.7%	10,479	14.3%	(514)	5.1%	9,965	15.8%
2026	12,704	17.9%	195	9.4%	12,899	17.7%	(264)	2.6%	12,635	20.1%
2027	10,077	14.2%	91	4.4%	10,168	13.9%	(200)	2.0%	9,968	15.8%
2028	7,372	10.4%	73	3.5%	7,445	10.2%	(244)	2.4%	7,201	11.4%
2029	7,276	10.3%	73	3.5%	7,349	10.1%	(1,572)	15.6%	5,777	9.2%
After 2029	24,326	34.2%	363	17.5%	24,689	33.8%	(7,309)	72.3%	17,380	27.7%
Total	**70,954**	**100.0%**	**2,075**	**100.0%**	**73,029**	**100.0%**	**(10,103)**	**100.0%**	**62,926**	**100.0%**
Present value [1]	**58,273**		**1,869**		**60,142**		**(7,209)**		**52,933**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes the in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted for

At 06/30/2025, deferred tax assets not accounted for correspond to R$ 129 (R$ 88 at 12/31/2024) and result from Management's evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	06/30/2025	12/31/2024
Taxes and contributions on income payable		5,508	4,364
Deferred tax liabilities	24b II	472	603
Other		5,755	6,378
Total		**11,735**	**11,345**
Current		**10,471**	**8,444**
Non-current		**1,264**	**2,901**

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	04/01 to 06/30/2025	04/01 to 06/30/2024 (1)	01/01 to 06/30/2025	01/01 to 06/30/2024 (1)
Net income attributable to owners of the parent company	**11,137**	**10,073**	**21,644**	**19,884**
Minimum non-cumulative dividends on preferred shares	(117)	(117)	(114)	(117)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(120)	(120)	(116)	(120)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	5,513	4,980	10,835	9,950
Preferred	5,387	4,856	10,579	9,697
Total net income available to equity owners				
Common	5,633	5,100	10,951	10,070
Preferred	5,504	4,973	10,693	9,814
Weighted average number of outstanding shares				
Common	5,454,119,395	5,454,119,395	5,288,843,050	5,454,119,395
Preferred	5,329,804,714	5,318,697,268	5,163,622,107	5,315,053,795
Basic earnings per share – R$				
Common	1.03	0.94	2.07	1.85
Preferred	1.03	0.94	2.07	1.85

1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held.

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	04/01 to 06/30/2025	04/01 to 06/30/2024 (1)	01/01 to 06/30/2025	01/01 to 06/30/2024 (1)
Net income available to preferred equity owners	**5,504**	**4,973**	**10,693**	**9,814**
Dividends on preferred shares after dilution effects	46	38	93	61
Net income available to preferred equity owners considering preferred shares after the dilution effect	**5,550**	**5,011**	**10,786**	**9,875**
Net income available to ordinary equity owners	**5,633**	**5,100**	**10,951**	**10,070**
Dividend on preferred shares after dilution effects	(46)	(38)	(93)	(61)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**5,587**	**5,062**	**10,858**	**10,009**
Adjusted weighted average of shares				
Common	5,454,119,395	5,454,119,395	5,288,843,050	5,454,119,395
Preferred	**5,418,326,473**	**5,400,015,306**	**5,252,616,003**	**5,380,312,262**
Preferred	5,329,804,714	5,318,697,268	5,163,622,107	5,315,053,795
Incremental as per share-based payment plans	88,521,759	81,318,038	88,993,896	65,258,467
Diluted earnings per share – R$				
Common	1.02	0.93	2.05	1.84
Preferred	1.02	0.93	2.05	1.84

1) The numbers of shares presented in the previous period were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held.

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- **Defined benefit plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined contribution plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable contribution plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	06/30/2025	06/30/2024
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	11.59% p.a.	9.56% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Fixed income securities	**21,164**	**20,732**	**96.5%**	**96.5%**
Quoted in an active market	20,531	20,117	93.6%	93.6%
Non quoted in an active market	633	615	2.9%	2.9%
Variable income securities	**1**	**9**	**-**	**-**
Quoted in an active market	1	4	-	-
Non quoted in an active market	-	5	-	-
Structured investments	**128**	**120**	**0.6%**	**0.6%**
Non quoted in an active market	128	120	0.6%	0.6%
Real estate	**548**	**546**	2.5%	**2.5%**
Loans to participants	**87**	**83**	0.4%	**0.4%**
Total	**21,928**	**21,490**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2024), and real estate rented to group companies, with a fair value of R$ 481 (R$ 472 at 12/31/2024).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		06/30/2025								
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amounts recognized in income (1+2+3+4)		**1,187**	**(1,058)**	**(239)**	**(110)**	**(6)**	**(5)**	**(11)**	**(31)**	**(152)**
1 - Cost of current service		-	(12)	-	(12)	-	-	-	-	(12)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,187	(1,046)	(239)	(98)	24	(5)	19	(31)	(110)
4 - Other revenues and expenses [1]		-	-	-	-	(30)	-	(30)	-	(30)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**1**	**12**	**(18)**	**(5)**	**-**	**-**	**-**	**-**	**(5)**
5 - Effects on asset ceiling		-	-	(18)	(18)	-	-	-	-	(18)
6 - Remeasurements		-	4	-	4	-	-	-	-	4
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	4	-	4	-	-	-	-	4
7 - Exchange variation		1	8	-	9	-	-	-	-	9
Other (8+9+10)		**(750)**	**937**	**-**	**187**	**-**	**-**	**-**	**41**	**228**
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(937)	937	-	-	-	-	-	41	41
10 - Contributions and investments from sponsor		187	-	-	187	-	-	-	-	187
Amounts at the end of period		**21,928**	**(19,144)**	**(4,494)**	**(1,710)**	**359**	**(86)**	**273**	**(552)**	**(1,989)**
Amount recognized in Assets	18a				18			273	-	291
Amount recognized in Liabilities	18b				(1,728)			-	(552)	(2,280)

		12/31/2024								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amounts recognized in income (1+2+3+4)		**2,226**	**(2,015)**	**(397)**	**(186)**	**105**	**(7)**	**98**	**(65)**	**(153)**
1 - Cost of current service		-	(29)	-	(29)	-	-	-	-	(29)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,226	(1,986)	(397)	(157)	41	(7)	34	(65)	(188)
4 - Other revenues and expenses [1]		-	-	-	-	64	-	64	-	64
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(3,240)**	**2,762**	**290**	**(188)**	**(133)**	**6**	**(127)**	**88**	**(227)**
5 - Effects on asset ceiling		-	-	290	290	-	6	6	-	296
6 - Remeasurements		(3,244)	2,790	-	(454)	(133)	-	(133)	88	(499)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	3,197	-	3,197	-	-	-	91	3,288
Experience of the plan [2]		(3,244)	(407)	-	(3,651)	(133)	-	(133)	(3)	(3,787)
7 - Exchange variation		4	(28)	-	(24)	-	-	-	-	(24)
Other (8+9+10)		**(1,250)**	**1,808**	**-**	**558**	**-**	**-**	**-**	**191**	**749**
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,808)	1,808	-	-	-	-	-	191	191
10 - Contributions and investments from sponsor		558	-	-	558	-	-	-	-	558
Amounts at the end of period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amount recognized in Assets	18a				17			284	-	301
Amount recognized in Liabilities	18b				(1,799)			-	(562)	(2,361)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

Net interest correspond to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a. (On 01/01/2024 the rate used was 9.56% p.a.).

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 54, in Other Comprehensive Income is R$ 8 and in income/(expense) is R$ 3.

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2025	01/01 to 06/30/2025	01/01 to 06/30/2024
Retirement plan - FIU	17	26	41
Retirement plan - FUNBEP	94	142	443
Total [1]	**111**	**168**	**484**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2025	2026	2027	2028	2029	2030 to 2034
Pension plan - FIU	8.08	1,244	1,192	1,230	1,264	1,298	6,886
Pension plan - FUNBEP	7.60	716	733	750	767	782	4,084
Other post-employment benefits	7.29	85	91	72	45	47	258
Total		**2,045**	**2,016**	**2,052**	**2,076**	**2,127**	**11,228**

1) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5 p.p.	(654)	-	242	(18)	-	18
Decrease by 0.5 p.p.	701	-	(264)	20	-	(20)
Mortality table						
Increase by 5%	(203)	-	77	(9)	-	9
Decrease by 5%	212	-	(81)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	44	-	(44)
Decrease by 1 p.p.	-	-	-	(38)	-	38

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets.

The liquidity management of insurance and private pension contracts is detailed in Note 32.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	06/30/2025			12/31/2024		
		(Assets) / liabilities	Income		(Assets) / liabilities	Income	
			Contractual	Financial		Contractual	Financial
General model (BBA)		**15,138**	**1,651**	**(464)**	**16,399**	**2,332**	**(1,385)**
Insurance	27a I	5,727	1,606	(139)	5,752	2,463	(268)
Private pension	27a II	9,411	45	(325)	10,647	(131)	(1,117)
Variable fee approach (VFA)	**27a II**	**313,917**	**734**	**(19,824)**	**289,823**	**1,869**	**(22,310)**
Private pension		313,917	734	(19,824)	289,823	1,869	(22,310)
Simplified model (PAA)	**27a I**	**637**	**1,325**	**3**	**611**	**2,335**	**16**
Insurance		656	1,343	1	631	2,382	11
Reinsurance		(19)	(18)	2	(20)	(47)	5
Total insurance contracts and private pension		**329,692**	**3,710**	**(20,285)**	**306,833**	**6,536**	**(23,679)**
Insurance		**6,383**	**2,949**	**(138)**	**6,383**	**4,845**	**(257)**
Reinsurance		**(19)**	**(18)**	**2**	**(20)**	**(47)**	**5**
Private pension		**323,328**	**779**	**(20,149)**	**300,470**	**1,738**	**(23,427)**
Current		**637**	-	-	**611**	-	-
Non-current		**329,055**	-	-	**306,222**	-	-

Insurance of general model (BBA) are composed of assets of R$ (100) (R$ (46) at 12/31/2024) and liabilities of R$ 5,827 (R$ 5,798 at 12/31/2024).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	06/30/2025				12/31/2024			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	**3,868**	**1,850**	**645**	**6,363**	**3,015**	**1,960**	**609**	**5,584**
Income from insurance contracts and private pension	(3,911)	172	808	(2,931)	(6,446)	(39)	1,687	(4,798)
Financial income from insurance contracts and private pension	72	(2)	4	74	233	(71)	-	162
Premiums received, claims and other expenses paid	3,670	-	(812)	2,858	7,066	-	(1,651)	5,415
Closing balance	**3,699**	**2,020**	**645**	**6,364**	**3,868**	**1,850**	**645**	**6,363**

	06/30/2025				12/31/2024			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	**146**	**5,928**	**289**	**6,363**	**86**	**5,215**	**283**	**5,584**
Realization of insurance contractual margin	-	(3,031)	-	(3,031)	-	(5,194)	-	(5,194)
Actuarial remeasurements	479	(392)	13	100	1,557	(1,151)	(10)	396
Income from insurance contracts and private pension	**479**	**(3,423)**	**13**	**(2,931)**	**1,557**	**(6,345)**	**(10)**	**(4,798)**
New recognized insurance contracts	(3,552)	3,546	6	-	(6,760)	6,743	17	-
Financial income from insurance contracts and private pension	**(83)**	**161**	**(4)**	**74**	**(152)**	**315**	**(1)**	**162**
Recognized in income for the period	(32)	161	7	136	(76)	315	13	252
Recognized in other comprehensive income	(51)	-	(11)	(62)	(76)	-	(14)	(90)
Premiums received, claims and other expenses paid	2,858	-	-	2,858	5,415	-	-	5,415
Closing balance	**(152)**	**6,212**	**304**	**6,364**	**146**	**5,928**	**289**	**6,363**

II - Private pension

	06/30/2025				12/31/2024			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	**299,662**	**716**	**92**	**300,470**	**265,128**	**595**	**98**	**265,821**
Income from insurance contracts and private pension	(39,621)	(68)	38,910	(779)	(89,794)	137	87,919	(1,738)
Financial income from insurance contracts and private pension	19,707	(199)	2	19,510	22,753	(16)	(1)	22,736
Premiums received, claims and other expenses paid	43,035	-	(38,908)	4,127	101,575	-	(87,924)	13,651
Closing Balance	**322,783**	**449**	**96**	**323,328**	**299,662**	**716**	**92**	**300,470**

	06/30/2025				12/31/2024			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	**279,220**	**20,944**	**306**	**300,470**	**245,564**	**19,936**	**321**	**265,821**
Realization of insurance contractual margin	-	(744)	-	(744)	-	(1,899)	-	(1,899)
Actuarial remeasurements	144	(179)	-	(35)	379	(196)	(22)	161
Income from insurance contracts and private pension	**144**	**(923)**	**-**	**(779)**	**379**	**(2,095)**	**(22)**	**(1,738)**
New recognized insurance contracts	(1,624)	1,621	3	-	(3,103)	3,097	6	-
Financial Income from insurance contracts and private pension	**19,513**	**1**	**(4)**	**19,510**	**22,729**	**6**	**1**	**22,736**
Recognized in income for the period	20,142	1	6	20,149	23,410	6	11	23,427
Recognized in other comprehensive income	(629)	-	(10)	(639)	(681)	-	(10)	(691)
Premiums received, claims and other expenses paid	4,127	-	-	4,127	13,651	-	-	13,651
Closing balance	**301,380**	**21,643**	**305**	**323,328**	**279,220**	**20,944**	**306**	**300,470**

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 311,766 (R$ 287,919 at 12/31/2024).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	06/30/2025			12/31/2024		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
1 year	2,791	2,055	4,846	2,388	2,068	4,456
2 years	1,838	2,066	3,904	1,638	2,084	3,722
3 years	1,107	2,115	3,222	1,188	2,115	3,303
4 years	383	2,077	2,460	580	2,077	2,657
5 years	80	1,929	2,009	115	1,935	2,050
Over 5 years	13	11,401	11,414	19	10,665	10,684
Total	**6,212**	**21,643**	**27,855**	**5,928**	**20,944**	**26,872**

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 873 (R$ 2,241 from 01/01 to 12/31/2024), with the balance of margin of these contracts corresponding to R$ 17,322 (R$ 17,798 at 12/31/2024).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

Indexes	06/30/2025					12/31/2024				
	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	8.04%	6.96%	7.03%	6.72%	6.59%	7.43%	5.69%	6.29%	6.18%	5.88%
IPCA	9.96%	7.87%	7.43%	7.11%	6.96%	7.63%	8.05%	7.79%	7.59%	7.36%
TR	12.34%	11.29%	11.34%	11.48%	11.37%	13.07%	13.48%	13.24%	12.78%	12.58%

d) Claims development

Occurrence date	12/31/2021	12/31/2022	12/31/2023	12/31/2024	06/30/2025	Total
At the end of event period	1,265	1,167	1,125	1,205	505	
After 1 year	1,530	1,416	1,383	1,413		
After 2 years	1,571	1,444	1,405			
After 3 years	1,584	1,452				
After 4 years	1,591					
Accumulated payments through base date	1,558	1,439	1,393	1,398	420	6,208
Liabilities recognized in the balance sheet						691
Liabilities in relation to prior periods						29
Other estimates						26
Adjustment to present value						(46)
Risk adjustment to non-financial risk						41
Liability for claims incurred at 06/30/2025						**741**

Note 28 - Fair value

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Assets and liabilities measured at fair value

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	06/30/2025				12/31/2024			
	Level 1	Level 2	Level 3	Book value / Fair value	Level 1	Level 2	Level 3	Book value / Fair value
Financial assets	**577,436**	**152,814**	**508**	**730,757**	**535,394**	**130,188**	**2,158**	**667,740**
Financial assets at fair value through profit or loss	**463,273**	**149,914**	**285**	**613,472**	**432,075**	**127,422**	**1,940**	**561,437**
Investment funds	923	60,451	-	61,374	1,280	35,823	-	37,103
Brazilian government securities	370,214	3,451	-	373,665	358,886	2,810	-	361,696
Government securities – Latin America	6,394	-	-	6,394	4,381	-	-	4,381
Government securities – Abroad	2,710	-	-	2,710	1,473	-	-	1,473
Corporate securities	**83,032**	**83,675**	**285**	**166,992**	**66,056**	**87,177**	**1,940**	**155,172**
Shares	10,024	15,669	115	25,808	7,659	18,115	106	25,880
Rural product note	-	882	-	882	-	941	-	941
Bank deposit certificates	-	882	-	882	-	450	-	450
Real estate receivables certificates	420	1,368	102	1,890	265	1,289	100	1,654
Debentures	69,374	26,229	63	95,666	55,942	29,466	1,734	87,142
Eurobonds and other	2,932	169	5	3,106	1,968	23	-	1,991
Financial bills	-	36,123	-	36,123	-	33,071	-	33,071
Promissory and commercial notes	-	941	-	941	-	1,216	-	1,216
Other	282	1,412	-	1,694	221	2,606	-	2,827
Other financial assets	**-**	**2,337**	**-**	**2,337**	**-**	**1,612**	**-**	**1,612**
Financial assets at fair value through other comprehensive income	**114,162**	**2,900**	**223**	**117,285**	**103,319**	**2,766**	**218**	**106,303**
Brazilian government securities	69,627	-	-	69,627	64,377	-	-	64,377
Government securities – Latin America	27,606	-	-	27,606	21,470	-	-	21,470
Government securities – Abroad	12,781	-	-	12,781	13,026	-	-	13,026
Corporate securities	**4,148**	**2,900**	**223**	**7,271**	**4,446**	**2,766**	**218**	**7,430**
Shares	539	54	-	593	509	57	-	566
Rural product note	-	-	-	-	-	126	-	126
Bank deposit certificates	-	122	-	122	-	83	-	83
Real estate receivables certificates	-	-	-	-	-	57	-	57
Debentures	1,376	733	223	2,332	761	519	218	1,498
Eurobonds and other	2,221	1,470	-	3,691	3,162	1,650	-	4,812
Financial credit bills	-	5	-	5	-	53	-	53
Promissory and commercial notes	-	41	-	41	-	-	-	-
Other	12	475	-	487	14	221	-	235
Designated as fair value through profit or loss	**28,896**	**-**	**-**	**28,896**	**318**	**-**	**-**	**318**
Brazilian government securities	17,046	-	-	17,046	43	-	-	43
Government securities – Latin America	11,211	-	-	11,211	275	-	-	275
Government securities – Abroad	639	-	-	639	-	-	-	-
Non-financial assets	**3,102**	**-**	**-**	**3,102**	**2,345**	**-**	**-**	**2,345**
Financial liabilities at fair value through profit or loss	**-**	**(243)**	**-**	**(243)**	**-**	**(862)**	**-**	**(862)**
Structured notes	-	(243)	-	(243)	-	(318)	-	(318)
Other financial liabilities	-	-	-	-	-	(544)	-	(544)

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2025				12/31/2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**318**	**73,093**	**131**	**73,542**	**5**	**92,062**	**372**	**92,439**
Swap contracts – adjustment receivable	-	39,176	90	39,266	-	55,106	322	55,428
Option contracts	-	17,194	24	17,218	-	21,139	31	21,170
Forward contracts	316	8,088	17	8,421	-	1,721	18	1,739
Credit derivatives	-	576	-	576	-	632	1	633
NDF - Non Deliverable Forward	-	6,969	-	6,969	-	12,207	-	12,207
Other derivative financial instruments	2	1,090	-	1,092	5	1,257	-	1,262
Liabilities	**(1,881)**	**(72,408)**	**(549)**	**(74,838)**	**(67)**	**(85,171)**	**(175)**	**(85,413)**
Swap contracts – adjustment payable	-	(38,528)	(523)	(39,051)	-	(51,242)	(152)	(51,394)
Option contracts	-	(14,966)	(12)	(14,978)	-	(20,580)	(8)	(20,588)
Forward contracts	(1,830)	(9,021)	(14)	(10,865)	-	(1,435)	(15)	(1,450)
Credit derivatives	-	(438)	-	(438)	-	(795)	-	(795)
NDF - Non Deliverable Forward	-	(9,280)	-	(9,280)	-	(10,761)	-	(10,761)
Other derivative financial instruments	(51)	(175)	-	(226)	(67)	(358)	-	(425)

In all periods, there were no material transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and Other non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swaps and options.

	Fair value at 12/31/2024	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2025	Total gains or losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,940**	**206**	**-**	**20**	**(1,611)**	**(270)**	**285**	**(251)**
Corporate securities	**1,940**	**206**	**-**	**20**	**(1,611)**	**(270)**	**285**	**(251)**
Shares	106	5	-	4	-	-	115	(94)
Real estate receivables certificates	100	9	-	1	-	(8)	102	(73)
Debentures	1,734	192	-	3	(1,604)	(262)	63	(84)
Eurobonds and other	-	-	-	12	(7)	-	5	-
Financial assets at fair value through other comprehensive income	**218**	**18**	**4**	**6**	**(22)**	**(1)**	**223**	**(2)**
Corporate securities	**218**	**18**	**4**	**6**	**(22)**	**(1)**	**223**	**(2)**
Debentures	218	18	4	-	(16)	(1)	223	(2)
Financial bills	-	-	-	6	(6)	-	-	-

	Fair value at 12/31/2024	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2025	Total gains or losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**372**	**34**	**-**	**100**	**(114)**	**(264)**	**131**	**(28)**
Swap Contracts – adjustment receivable	322	(9)	-	55	(14)	(264)	90	(32)
Option contracts	31	45	-	47	(99)	-	24	4
Forward contracts	18	(2)	-	1	-	-	17	-
Credit derivatives	1	-	-	-	(1)	-	-	-
Derivatives - liabilities	**(175)**	**60**	**-**	**(383)**	**25**	**(76)**	**(549)**	**239**
Swap Contracts – adjustment payable	(152)	34	-	(331)	3	(77)	(523)	244
Option contracts	(8)	25	-	(37)	7	1	(12)	(5)
Forward contracts	(15)	1	-	(15)	15	-	(14)	-

	Fair value at 12/31/2023	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2024	Total gains or losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**2,118**	**286**	**-**	**1,209**	**(585)**	**(1,088)**	**1,940**	**(994)**
Corporate securities	**2,118**	**286**	**-**	**1,209**	**(585)**	**(1,088)**	**1,940**	**(994)**
Shares	71	36	-	3	(4)	-	106	(98)
Real estate receivables certificates	126	(27)	-	83	(95)	13	100	(78)
Debentures	1,895	306	-	950	(259)	(1,158)	1,734	(818)
Promissory notes	17	-	-	-	-	(17)	-	-
Eurobonds and other	5	(41)	-	132	(87)	(9)	-	-
Financial bills	4	-	-	-	(4)	-	-	-
Other	-	12	-	41	(136)	83	-	-
Financial assets at fair value through other comprehensive income	**253**	**12**	**6**	**504**	**(372)**	**(185)**	**218**	**-**
Corporate securities	**253**	**12**	**6**	**504**	**(372)**	**(185)**	**218**	**-**
Shares	193	-	-	-	(193)	-	-	-
Debentures	-	7	(1)	216	(144)	140	218	-
Eurobonds and other	60	5	7	288	(35)	(325)	-	-

	Fair value at 12/31/2023	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2024	Total gains or losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**262**	**176**	**-**	**236**	**(216)**	**(85)**	**372**	**270**
Swap Contracts – adjustment receivable	236	164	-	168	(169)	(77)	322	271
Option contracts	6	13	-	67	(47)	(8)	31	(2)
Forward contracts	19	(1)	-	-	-	-	18	-
Credit derivatives	1	-	-	-	-	-	1	1
Derivatives - liabilities	**(389)**	**(215)**	**-**	**(306)**	**239**	**496**	**(175)**	**13**
Swap Contracts – adjustment payable	(372)	(233)	-	(252)	216	489	(152)	6
Option contracts	(1)	17	-	(54)	23	7	(8)	7
Forward contracts	(16)	1	-	-	-	-	(15)	-

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		06/30/2025		12/31/2024	
Market risk factor groups	Scenarios	Impact		Impact	
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(2.0)	(0.1)	(7.4)	(0.1)
	II	(51.3)	(3.1)	(185.8)	(3.1)
	III	(102.9)	(6.2)	(372.2)	(6.2)
Commodities, Indexes and Shares	I	(5.7)	-	(5.7)	-
	II	(11.5)	-	(11.4)	-
Nonlinear	I	(9.5)	-	(25.1)	-
	II	(18.6)	-	(45.8)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	06/30/2025		12/31/2024	
	Book value	Fair value	Book value	Fair value
Financial assets	**1,863,703**	**1,866,359**	**1,912,804**	**1,913,073**
At Amortized cost	**1,863,703**	**1,866,359**	**1,912,804**	**1,913,073**
Central Bank of Brazil deposits	165,517	165,517	160,698	160,698
Interbank deposits	60,714	60,714	66,931	66,931
Securities purchased under agreements to resell	224,247	224,247	243,220	243,220
Securities	314,794	313,760	327,507	325,734
Loan and lease operations	1,011,474	1,015,164	1,025,493	1,027,535
Other financial assets	137,625	137,625	136,713	136,713
(-) Provision for expected loss	(50,668)	(50,668)	(47,758)	(47,758)
Financial liabilities	**2,163,432**	**2,166,006**	**2,153,704**	**2,155,880**
At Amortized cost	**2,161,919**	**2,164,493**	**2,148,776**	**2,150,952**
Deposits	1,019,760	1,019,818	1,054,741	1,054,745
Securities sold under repurchase agreements	411,923	411,923	388,787	388,787
Interbank market funds	367,161	366,930	372,294	372,587
Institutional market funds	154,960	157,707	140,547	142,426
Other financial liabilities	208,115	208,115	192,407	192,407
Provisions for financial guarantees, credit commitments and credits to be released	**1,513**	**1,513**	**4,928**	**4,928**

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -** The book value for these instruments is close to their fair values.

- **Interbank deposits, Deposits, Interbank market funds and Institutional market funds -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan and lease operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor.

- **Other financial assets / liabilities -** Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 160,691 (R$ 196,845 at 12/31/2024) with an estimated fair value of R$ 124 (R$ 111 at 12/31/2024).

Note 29 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	Note	06/30/2025			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,207**	**8,213**	**1,066**	**12,486**
(-) Provisions guaranteed by indemnity clause	2c XII	(169)	(671)	-	(840)
Subtotal		**3,038**	**7,542**	**1,066**	**11,646**
Adjustment / Interest	23	75	287	-	362
Changes in the period reflected in income	**23**	**556**	**1,899**	**87**	**2,542**
Increase		815	2,100	373	3,288
Reversal		(259)	(201)	(286)	(746)
Payment / Transfer		(657)	(1,350)	(28)	(2,035)
Subtotal		**3,012**	**8,378**	**1,125**	**12,515**
(+) Provisions guaranteed by indemnity clause	2c XII	174	681	-	855
Closing balance		**3,186**	**9,059**	**1,125**	**13,370**
Current		**1,409**	**3,539**	**427**	**5,375**
Non-current		**1,777**	**5,520**	**698**	**7,995**

	Note	12/31/2024			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,203**	**7,821**	**2,141**	**13,165**
(-) Provisions guaranteed by indemnity clause	2c XII	(205)	(962)	-	(1,167)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**
Adjustment / Interest	23	122	515	-	637
Changes in the period reflected in income	**23**	**1,487**	**3,539**	**325**	**5,351**
Increase		2,062	3,958	325	6,345
Reversal		(575)	(419)	-	(994)
Payment / Transfer		(1,569)	(3,371)	(1,400)	(6,340)
Subtotal		**3,038**	**7,542**	**1,066**	**11,646**
(+) Provisions guaranteed by indemnity clause	2c XII	169	671	-	840
Closing balance		**3,207**	**8,213**	**1,066**	**12,486**
Current		**1,535**	**3,443**	**115**	**5,093**
Non-current		**1,672**	**4,770**	**951**	**7,393**

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	06/30/2025	12/31/2024
Opening balance - 01/01		**6,723**	**6,579**
(-) Provisions guaranteed by indemnity clause	2c XII	(83)	(79)
Subtotal		**6,640**	**6,500**
Adjustment / Interest [1]		781	543
Changes in the period reflected in income		**(1,340)**	**(274)**
Increase [1]		134	61
Reversal [1]		(1,474)	(335)
Payment		(829)	(129)
Subtotal		**5,252**	**6,640**
(+) Provisions guaranteed by indemnity clause	2c XII	84	83
Closing balance		**5,336**	**6,723**
Current		-	-
Non-current		**5,336**	**6,723**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussion related to tax and social security provisions is described below:

- PIS and COFINS – Calculation Basis – R$ 758: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 735.

During the period, ITAÚ UNIBANCO HOLDING adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL) and 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), of the Comprehensive Transaction Program instituted by the Ministry of Finance. In addition, a provision was recognized for tax contingency by change in probability of loss. The net effect on income was R$ 507.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,097 (R$ 5,480 at 12/31/2024), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,134 (R$ 1,048 at 12/31/2024).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 43,721 (R$ 52,872 at 12/31/2024), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 3,042: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 8,614: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 6,169: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies is discussed.

- IRPJ and CSLL – Goodwill – Deduction – R$ 2,001: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 4,039: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,397: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 5,851: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,501: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 365 (R$ 358 at 12/31/2024) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of:

		06/30/2025				12/31/2024
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,762	2,127	9,843	**13,732**	**13,662**
Investment fund quotas		306	71	-	**377**	**534**
Surety		76	62	5,326	**5,464**	**5,453**
Insurance bond		2,207	1,886	20,322	**24,415**	**22,432**
Guarantee by government securities		-	-	384	**384**	**361**
Total		**4,351**	**4,146**	**35,875**	**44,372**	**42,442**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Business**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Business**

  It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

- **Activities with the Market + Corporation**

Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

- **Reclassification and application of managerial criteria**

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

- Requirements for impairment testing of financial assets are based on the expected loan losses model.

- Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

- Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

- Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

- Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Result

	04/01 to 06/30/2025					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**28,063**	**15,334**	**2,330**	**45,727**	**(6,365)**	**39,362**
Interest margin	17,759	11,276	2,142	31,177	(2,805)	28,372
Commissions and Banking Fees	7,360	3,876	107	11,343	(272)	11,071
Income from insurance and private pension operations before claim and selling expenses	2,944	182	81	3,207	(909)	2,298
Other revenues	-	-	-	-	(2,379)	(2,379)
Cost of Credit	**(7,709)**	**(1,383)**	**-**	**(9,092)**	**1,261**	**(7,831)**
Claims	**(380)**	**(5)**	**-**	**(385)**	**385**	**-**
Operating margin	**19,974**	**13,946**	**2,330**	**36,250**	**(4,719)**	**31,531**
Other operating income / (expenses)	**(12,795)**	**(5,770)**	**(720)**	**(19,285)**	**(2,588)**	**(21,873)**
Non-interest expenses	(10,971)	(5,006)	(523)	(16,500)	(2,893)	(19,393)
Tax expenses for ISS, PIS and COFINS and Other	(1,824)	(764)	(197)	(2,785)	(64)	(2,849)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	369	369
Income before income tax and social contribution	**7,179**	**8,176**	**1,610**	**16,965**	**(7,307)**	**9,658**
Income tax and social contribution	(2,104)	(2,621)	(426)	(5,151)	6,891	1,740
Non-controlling interests	(134)	(163)	(9)	(306)	45	(261)
Net income	**4,941**	**5,392**	**1,175**	**11,508**	**(371)**	**11,137**
06/30/2025 — Total assets (*) -	**1,743,854**	**1,359,930**	**102,214**	**2,898,050**	**(20,630)**	**2,877,420**
06/30/2025 — Total liabilities -	**1,670,525**	**1,273,245**	**52,675**	**2,688,497**	**(29,528)**	**2,658,969**
(*) Includes:						
Investments in associates and joint ventures	2,522	-	6,333	8,855	1,529	10,384
Fixed assets, net	7,261	1,803	-	9,064	3,507	12,571
Goodwill and Intangible assets, net	8,397	9,605	-	18,002	6,152	24,154

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 1,363 (R$ 20,200 from 04/01 to 06/30/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 14,104 (R$ 8,523 from 04/01 to 06/30/2024) and foreign exchange results and exchange variations in foreign transactions of R$ 12,905 (R$ (2,056) from 04/01 to 06/30/2024).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (1,804) (R$ (1,737) from 04/01 to 06/30/2024).

	04/01 to 06/30/2024					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**25,057**	**14,154**	**2,600**	**41,811**	**602**	**42,413**
Interest margin	15,375	9,834	2,456	27,665	(998)	26,667
Commissions and Banking Fees	7,066	4,156	111	11,333	542	11,875
Income from insurance and private pension operations before claim and selling expenses	2,616	164	33	2,813	(1,129)	1,684
Other revenues	-	-	-	-	2,187	2,187
Cost of Credit	**(7,518)**	**(1,294)**	**-**	**(8,812)**	**1,013**	**(7,799)**
Claims	**(399)**	**(9)**	**-**	**(408)**	**408**	**-**
Operating margin	**17,140**	**12,851**	**2,600**	**32,591**	**2,023**	**34,614**
Other operating income / (expenses)	**(11,927)**	**(5,090)**	**(610)**	**(17,627)**	**(4,726)**	**(22,353)**
Non-interest expenses	(10,279)	(4,400)	(395)	(15,074)	(5,135)	(20,209)
Tax expenses for ISS, PIS and COFINS and Other	(1,648)	(690)	(215)	(2,553)	167	(2,386)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	242	242
Income before income tax and social contribution	**5,213**	**7,761**	**1,990**	**14,964**	**(2,703)**	**12,261**
Income tax and social contribution	(1,376)	(2,652)	(544)	(4,572)	2,681	(1,891)
Non-controlling interests	(120)	(163)	(37)	(320)	23	(297)
Net income	**3,717**	**4,946**	**1,409**	**10,072**	**1**	**10,073**
12/31/2024 – Total assets (*) -	**1,842,885**	**1,418,456**	**243,230**	**3,048,537**	**(194,062)**	**2,854,475**
12/31/2024 – Total liabilities -	**1,774,738**	**1,333,954**	**185,422**	**2,838,080**	**(204,889)**	**2,633,191**
(*) Includes:						
Investments in associates and joint ventures	2,343	-	6,214	8,557	1,517	10,074
Fixed assets, net	7,490	1,590	-	9,080	113	9,193
Goodwill and Intangible assets, net	8,808	9,383	-	18,191	5,806	23,997

1) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
	01/01 to 06/30/2025					
Operating revenues	**54,827**	**30,426**	**5,012**	**90,265**	**(5,887)**	**84,378**
Interest margin	34,486	22,331	4,683	61,500	(2,706)	58,794
Commissions and Banking Fees	14,599	7,775	201	22,575	129	22,704
Income from insurance and private pension operations before claim and selling expenses	5,742	320	128	6,190	(1,889)	4,301
Other revenues	-	-	-	-	(1,421)	(1,421)
Cost of Credit	**(15,866)**	**(2,202)**	**-**	**(18,068)**	**679**	**(17,389)**
Claims	**(764)**	**(11)**	**-**	**(775)**	**775**	**-**
Operating margin	**38,197**	**28,213**	**5,012**	**71,422**	**(4,433)**	**66,989**
Other operating income / (expenses)	**(24,982)**	**(11,374)**	**(1,393)**	**(37,749)**	**(6,697)**	**(44,446)**
Non-interest expenses	(21,439)	(9,866)	(994)	(32,299)	(7,088)	(39,387)
Tax expenses for ISS, PIS and COFINS and Other	(3,543)	(1,508)	(399)	(5,450)	(302)	(5,752)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	693	693
Income before income tax and social contribution	**13,215**	**16,839**	**3,619**	**33,673**	**(11,130)**	**22,543**
Income tax and social contribution	(3,783)	(5,416)	(1,212)	(10,411)	9,973	(438)
Non-controlling interests	(245)	(351)	(29)	(625)	164	(461)
Net income	**9,187**	**11,072**	**2,378**	**22,637**	**(993)**	**21,644**
06/30/2025 – Total assets (*) -	**1,743,854**	**1,359,930**	**102,214**	**2,898,050**	**(20,630)**	**2,877,420**
06/30/2025 – Total liabilities -	**1,670,525**	**1,273,245**	**52,675**	**2,688,497**	**(29,528)**	**2,658,969**
(*) Includes:						
Investments in associates and joint ventures	2,522	-	6,333	8,855	1,529	10,384
Fixed assets, net	7,261	1,803	-	9,064	3,507	12,571
Goodwill and Intangible assets, net	8,397	9,605	-	18,002	6,152	24,154

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 10,859 (R$ 39,295 from 01/01 to 06/30/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 26,812 (R$ 15,657 from 01/01 to 06/30/2024) and foreign exchange results and exchange variations in foreign transactions of R$ 21,123 (R$ (2,641) from 01/01 to 06/30/2024).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (3,642) (R$ (3,459) from 01/01 to 06/30/2024).

	01/01 to 06/30/2024					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [(1)]
Operating revenues	**49,454**	**27,938**	**4,772**	**82,164**	**2,305**	**84,469**
Interest margin	30,413	19,657	4,475	54,545	(2,234)	52,311
Commissions and Banking Fees	13,957	8,016	212	22,185	985	23,170
Income from insurance and private pension operations before claim and selling expenses	5,084	265	85	5,434	(2,085)	3,349
Other revenues	-	-	-	-	5,639	5,639
Cost of Credit	**(15,166)**	**(2,439)**	**-**	**(17,605)**	**1,088**	**(16,517)**
Claims	**(777)**	**(15)**	**-**	**(792)**	**792**	**-**
Operating margin	**33,511**	**25,484**	**4,772**	**63,767**	**4,185**	**67,952**
Other operating income / (expenses)	**(23,203)**	**(10,034)**	**(1,181)**	**(34,418)**	**(9,066)**	**(43,484)**
Non-interest expenses	(19,968)	(8,697)	(802)	(29,467)	(9,717)	(39,184)
Tax expenses for ISS, PIS and COFINS and Other	(3,235)	(1,337)	(379)	(4,951)	159	(4,792)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	492	492
Income before income tax and social contribution	**10,308**	**15,450**	**3,591**	**29,349**	**(4,881)**	**24,468**
Income tax and social contribution	(2,698)	(5,280)	(921)	(8,899)	4,841	(4,058)
Non-controlling interests	(207)	(314)	(86)	(607)	81	(526)
Net income	**7,403**	**9,856**	**2,584**	**19,843**	**41**	**19,884**
12/31/2024 - Total assets [(*)] -	**1,842,885**	**1,418,456**	**243,230**	**3,048,537**	**(194,062)**	**2,854,475**
12/31/2024 - Total liabilities -	**1,774,738**	**1,333,954**	**185,422**	**2,838,080**	**(204,889)**	**2,633,191**
[(*)] Includes:						
Investments in associates and joint ventures	2,343	-	6,214	8,557	1,517	10,074
Fixed assets, net	7,490	1,590	-	9,080	113	9,193
Goodwill and Intangible assets, net	8,808	9,383	-	18,191	5,806	23,997

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2025			12/31/2024		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	30,839	5,886	36,725	27,940	5,250	33,190

	04/01 to 06/30/2025			04/01 to 06/30/2024		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations [1,2]	68,584	23,187	91,771	55,242	15,201	70,443
Income from insurance contracts and private pension [3]	2,298	-	2,298	1,684	-	1,684
Comissions and Banking Fees	9,604	1,467	11,071	10,622	1,253	11,875
	01/01 to 06/30/2025			01/01 to 06/30/2024		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	137,147	37,520	174,667	108,412	25,587	133,999
Income from insurance contracts and private pension [3]	4,301	-	4,301	3,349	-	3,349
Commissions and Banking Fees [3]	19,801	2,903	22,704	20,765	2,405	23,170

1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	06/30/2025				12/31/2024			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets								
Interbank investments	-	666	-	666	-	820	-	820
Loan operations	-	153	382	535	-	141	448	589
Securities and derivatives (asset and liability position)	532	361	2,888	3,781	527	373	3,211	4,111
Other assets	-	422	336	758	-	437	54	491
Total assets	**532**	**1,602**	**3,606**	**5,740**	**527**	**1,771**	**3,713**	**6,011**
Liabilities								
Deposits	-	(132)	(1,185)	(1,317)	-	(129)	(1,157)	(1,286)
Securities sold under repurchase agreements	-	(255)	(333)	(588)	-	(279)	(71)	(350)
Debt instruments	-	(44)	(163)	(207)	-	(29)	(146)	(175)
Other liabilities	(1)	(150)	(4,204)	(4,355)	(2)	(13)	(1,576)	(1,591)
Total Liabilities	**(1)**	**(581)**	**(5,885)**	**(6,467)**	**(2)**	**(450)**	**(2,950)**	**(3,402)**

ITAÚ UNIBANCO HOLDING	04/01 to 06/30/2025				04/01 to 06/30/2024			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of Income								
Income	20	35	32	87	36	6	90	132
Expenses	-	(6)	(205)	(211)	-	(14)	(168)	(182)
Other operating revenues / (expenses)	1	(46)	(217)	(262)	4	(23)	(32)	(51)
Income	**21**	**(17)**	**(390)**	**(386)**	**40**	**(31)**	**(110)**	**(101)**

ITAÚ UNIBANCO HOLDING	01/01 to 06/30/2025				01/01 to 06/30/2024			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of Income								
Income	38	61	70	169	73	14	197	284
Expenses	-	(20)	(377)	(397)	-	(31)	(216)	(247)
Other operating revenues / (expenses)	2	(103)	(352)	(453)	7	(60)	(184)	(237)
Income	**40**	**(62)**	**(659)**	**(681)**	**80**	**(77)**	**(203)**	**(200)**

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 215, Liabilities of R$ (8,290) and Results of R$ (49) (R$ 191, R$ (7,641) at 12/31/2024 and R$ (8) from 01/01 to 06/30/2024).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	04/01 to 06/30/2025	04/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024
Fees	(186)	(188)	(404)	(401)
Profit sharing	(103)	(74)	(266)	(185)
Post-employment benefits	(2)	(2)	(7)	(6)
Share-based payment plan	(94)	(76)	(163)	(100)
Total	**(385)**	**(340)**	**(840)**	**(692)**

Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses.

- **Operational excellence:** ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services.

- **Ethics and respect for regulations:** at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution's reputation.

The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC.

To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the established policies and procedures.

ITAÚ UNIBANCO HOLDING's risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized.

Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past.

Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely:

- 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom.

- 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution's risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING's exposure, to ensure correct and timely corporate decisions.

- 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

b) Risk Management

Risk appetite

Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.

The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established.

Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels:

- Capitalization: reflects the Bank's level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: reflects the Bank's level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: addresses operating risks that may jeopardize the Bank's business and operation, focusing on controlling events that may negatively impact the business strategy and operation.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy.

The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others.

With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship).

For wholesale public and agribusiness, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 5%, 55% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

06/30/2025					12/31/2024				
Financial Assets [1]	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets [1]	Expected Loss	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,446,860	(52,957)	(454)	331	764	1,464,464	(52,936)	(2,183)	538	1,347

1) Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees and and Loan commitments R$ (1,513) (R$ (4,928) at 12/31/2024).

I.III - Classification of Credit Impairment Stages

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules of stage change consider for the Retail and Wholesale segments:

- **Stage 1 to stage 2:** delay or assessment of probability of default (PD) triggers.

ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk.

Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING.

- **Stage 3:** default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters.

Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum exposure of financial assets to credit risk

	06/30/2025			12/31/2024		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	**1,982,453**	**548,928**	**2,531,381**	**1,929,282**	**583,321**	**2,512,603**
At Amortized cost	**1,312,953**	**385,233**	**1,698,186**	**1,340,099**	**412,007**	**1,752,106**
Interbank deposits	21,236	39,478	60,714	26,709	40,222	66,931
Securities purchased under agreements to resell	208,679	15,568	224,247	238,593	4,627	243,220
Securities	290,417	24,377	314,794	302,599	24,908	327,507
Loan and lease operations	723,348	288,126	1,011,474	708,917	316,576	1,025,493
Other financial assets	112,827	24,798	137,625	103,711	33,002	136,713
(-) Provision for expected loss	(43,554)	(7,114)	(50,668)	(40,430)	(7,328)	(47,758)
At Fair value through other comprehensive income	**43,599**	**73,686**	**117,285**	**31,268**	**75,035**	**106,303**
Securities	43,599	73,686	117,285	31,268	75,035	106,303
At Fair value through profit or loss	**625,901**	**90,009**	**715,910**	**557,915**	**96,279**	**654,194**
Securities	604,561	35,470	640,031	533,887	26,256	560,143
Derivatives	19,003	54,539	73,542	22,416	70,023	92,439
Other financial assets	2,337	-	2,337	1,612	-	1,612
Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released	**1,327**	**186**	**1,513**	**4,298**	**630**	**4,928**
Off-balance sheet	**612,179**	**79,099**	**691,278**	**609,945**	**86,714**	**696,659**
Financial guarantees	96,214	24,451	120,665	95,890	28,025	123,915
Letters of credit to be released	40,025	-	40,025	72,930	-	72,930
Loan commitments	475,940	54,648	530,588	441,125	58,689	499,814
Total	**2,593,305**	**627,841**	**3,221,146**	**2,534,929**	**669,405**	**3,204,334**

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments mature without being drawn.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loan and lease operations

	06/30/2025	%	12/31/2024	%
Industry and commerce	224,151	22.2%	222,945	21.7%
Services	195,030	19.3%	207,437	20.2%
Other sectors	43,894	4.3%	45,930	4.5%
Individuals	548,399	54.2%	549,181	53.6%
Total	**1,011,474**	**100.0%**	**1,025,493**	**100.0%**

Other financial assets [1]

	06/30/2025	%	12/31/2024	%
Public sector	872,922	61.0%	871,579	62.4%
Services	147,635	10.3%	196,419	14.1%
Other sectors	260,351	18.2%	181,722	13.0%
Financial	149,704	10.5%	146,823	10.5%
Total	**1,430,612**	**100.0%**	**1,396,543**	**100.0%**

1) Includes Financial Assets at Fair Value through Profit or Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees and Loan commitments) is neither categorized nor managed by business sector.

I.IV.II - By type and classification of credit risk

Loan and lease operations

06/30/2025																
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages			
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	388,976	331,098	805	**720,879**	35,346	3,398	1	**38,745**	26,485	11	-	**26,496**	450,807	334,507	806	**786,120**
Companies	334,816	144,742	94,624	**574,182**	9,508	763	123	**10,394**	9,671	296	3,577	**13,544**	353,995	145,801	98,324	**598,120**
Foreign loans - Latin America	187,457	49,628	21,176	**258,261**	10,212	608	325	**11,145**	9,003	44	34	**9,081**	206,672	50,280	21,535	**278,487**
Total	**911,249**	**525,468**	**116,605**	**1,553,322**	**55,066**	**4,769**	**449**	**60,284**	**45,159**	**351**	**3,611**	**49,121**	**1,011,474**	**530,588**	**120,665**	**1,662,727**
%	**58.7%**	**33.9%**	**7.4%**	**100.0%**	**91.3%**	**7.9%**	**0.8%**	**100.0%**	**91.9%**	**0.7%**	**7.4%**	**100.0%**	**60.8%**	**31.9%**	**7.3%**	**100.0%**

12/31/2024																
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages			
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	347,749	290,397	816	**638,962**	66,468	11,946	2	**78,416**	31,357	48	-	**31,405**	445,574	302,391	818	**748,783**
Companies	332,440	142,195	94,564	**569,199**	13,237	1,255	959	**15,451**	11,956	247	3,045	**15,248**	357,633	143,697	98,568	**599,898**
Foreign loans - Latin America	196,464	50,716	23,965	**271,145**	14,004	2,862	534	**17,400**	11,818	148	30	**11,996**	222,286	53,726	24,529	**300,541**
Total [1]	**876,653**	**483,308**	**119,345**	**1,479,306**	**93,709**	**16,063**	**1,496**	**111,267**	**55,131**	**443**	**3,075**	**58,649**	**1,025,493**	**499,814**	**123,915**	**1,649,222**
%	**59.3%**	**32.7%**	**8.0%**	**100.0%**	**84.2%**	**14.4%**	**1.4%**	**100.0%**	**94.0%**	**0.8%**	**5.2%**	**100.0%**	**62.2%**	**30.3%**	**7.5%**	**100.0%**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Internal rating	06/30/2025				12/31/2024			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	816,973	147	-	**817,120**	817,782	68,406	-	**886,188**
Medium	93,413	12,904	-	**106,317**	58,817	14,214	-	**73,031**
High	863	42,015	-	**42,878**	54	11,089	-	**11,143**
Credit-impaired	-	-	45,159	**45,159**	-	-	55,131	**55,131**
Total	**911,249**	**55,066**	**45,159**	**1,011,474**	**876,653**	**93,709**	**55,131**	**1,025,493**
%	**90.1%**	**5.4%**	**4.5%**	**100.0%**	**85.5%**	**9.1%**	**5.4%**	**100.0%**

Other financial assets

	06/30/2025						
	Book value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**2,189**	**2,191**	**2,189**	**-**	**-**	**-**	**-**
Government securities	**239,182**	**240,403**	**239,148**	**15**	**34**	**-**	**-**
Brazilian government	175,862	177,214	175,862	-	-	-	-
Latin America	37,393	37,282	37,359	15	34	-	-
Abroad	25,927	25,907	25,927	-	-	-	-
Corporate securities	**185,848**	**181,765**	**179,646**	**2,802**	**2,433**	**8,210**	**3,769**
Rural product note	62,953	60,293	60,206	2,026	1,800	1,726	947
Real estate receivables certificates	4,676	4,627	4,616	71	60	-	-
Bank deposit certificate	123	123	123	-	-	-	-
Debentures	75,232	72,685	72,586	610	487	5,611	2,159
Eurobonds and other	16,362	16,390	15,753	-	-	704	609
Financial bills	479	479	479	-	-	-	-
Promissory and commercial notes	17,900	17,838	17,804	95	86	27	10
Other (1)	8,123	9,330	8,079	-	-	142	44
Total	**427,219**	**424,359**	**420,983**	**2,817**	**2,467**	**8,210**	**3,769**

1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss.

	Fair value	Stage 1		Stage 2		Stage 3	
	12/31/2024						
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Government securities	**257,525**	**261,164**	**257,525**	**-**	**-**	**-**	**-**
Brazilian government	176,185	179,778	176,185	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	43,192	43,152	43,192	-	-	-	-
Abroad	38,148	38,198	38,148	-	-	-	-
Corporate securities	**172,630**	**169,062**	**167,327**	**2,670**	**2,444**	**6,075**	**2,860**
Rural product note	60,068	59,102	58,952	844	764	541	353
Real estate receivables certificates	5,875	5,434	5,426	453	449	-	-
Bank deposit certificate	133	132	133	-	-	-	-
Debentures	75,742	72,991	72,831	527	404	5,534	2,507
Eurobonds and other	5,905	5,914	5,763	143	142	-	-
Financial bills	265	264	265	-	-	-	-
Promissory and commercial notes	16,280	16,136	16,117	176	163	-	-
Other	8,362	9,089	7,840	527	522	-	-
Total (1)	**430,155**	**430,226**	**424,852**	**2,670**	**2,444**	**6,075**	**2,860**

1) Includes equity instruments designated to Fair value through other comprehensive income. The balances presented were adjusted to reflect the composition of the table with Amortized cost and Fair value through other comprehensive income financial instruments.

Other financial assets - Internal classification by level of risk

06/30/2025					
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	284,961	306,607	693,347	117,131	**1,402,046**
Medium	-	2,971	19,776	45	**22,792**
High	-	5,216	449	109	**5,774**
Total	**284,961**	**314,794**	**713,572**	**117,285**	**1,430,612**
%	**19.9%**	**22.0%**	**49.9%**	**8.2%**	**100.0%**

12/31/2024					
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	310,151	318,322	630,444	106,267	**1,365,184**
Medium	-	5,133	21,735	18	**26,886**
High	-	4,052	403	18	**4,473**
Total	**310,151**	**327,507**	**652,582**	**106,303**	**1,396,543**
%	**22.2%**	**23.5%**	**46.7%**	**7.6%**	**100.0%**

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 73,542 (R$ 92,439 at 12/31/2024).

I.IV.III - Financial asset collateral

	06/30/2025				12/31/2024			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral
Individuals	**184,000**	**536,329**	**2,900**	**2,479**	**172,391**	**456,428**	**3,127**	**2,736**
Personal [1]	9,076	41,555	1,302	1,142	8,128	25,156	1,673	1,556
Vehicles [2]	32,830	72,657	1,321	1,197	31,859	70,772	1,119	1,026
Mortgage loans [3]	142,094	422,117	277	140	132,404	360,500	335	154
Companies [4]	**163,073**	**534,622**	**79,567**	**72,184**	**166,845**	**592,523**	**63,892**	**60,395**
Foreign loans - Latin America [4]	**175,721**	**355,622**	**11,686**	**3,915**	**188,756**	**374,316**	**12,731**	**4,201**
Total	**522,794**	**1,426,573**	**94,153**	**78,578**	**527,992**	**1,423,267**	**79,750**	**67,332**

1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 515,192 (R$ 417,751 at 12/31/2024) represent unsecured loans.

I.IV.IV - Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 268 (R$ 309 from 01/01 to 06/30/2024).

II - Market risk

It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.
- Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).
- Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level.
- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).
- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1.000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR Total (Historical Simulation) [1]							
	06/30/2025				12/31/2024			
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Total VaR
VaR by Risk Factor Group								
Interest rates	1,320	1,028	1,974	1,281	1,179	988	2,120	2,009
Currencies	34	22	53	46	36	18	64	50
Shares	48	38	89	40	51	35	86	46
Commodities	16	10	27	18	17	8	41	19
Effect of diversification	-	-	-	(297)	-	-	-	(381)
Total risk	**1,108**	**777**	**1,744**	**1,088**	**939**	**756**	**1,902**	**1,743**

1) VaR by Risk Factor Group considers information from foreign units.

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2025						12/31/2024					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**630,455**	**407,569**	**256,527**	**958,359**	**328,506**	**2,581,416**	**617,119**	**433,855**	**245,916**	**923,202**	**338,412**	**2,558,504**
At amortized cost	**532,879**	**349,411**	**204,116**	**495,999**	**165,816**	**1,748,221**	**533,678**	**347,519**	**200,787**	**507,268**	**208,755**	**1,798,007**
Central Bank of Brazil deposits	141,879	-	-	-	-	141,879	138,518	-	-	-	-	138,518
Interbank deposits	41,152	7,294	4,088	8,155	6	60,695	33,082	10,559	9,888	13,382	14	66,925
Securities purchased under agreements to resell	183,339	40,061	-	145	694	224,239	201,082	41,460	-	-	677	243,219
Securities	12,491	29,170	32,437	173,000	62,836	309,934	12,910	38,878	36,794	164,332	70,938	323,852
Loan and lease operations	154,018	272,886	167,591	314,699	102,280	1,011,474	148,086	256,622	154,105	329,554	137,126	1,025,493
At fair value through other comprehensive income	**5,901**	**22,060**	**8,319**	**58,316**	**22,689**	**117,285**	**17,377**	**16,118**	**6,382**	**47,809**	**18,617**	**106,303**
At fair value through profit or loss	**91,675**	**36,098**	**44,092**	**404,044**	**140,001**	**715,910**	**66,064**	**70,218**	**38,747**	**368,125**	**111,040**	**654,194**
Securities	79,759	20,655	32,628	378,365	128,624	640,031	50,816	57,814	24,538	332,313	94,662	560,143
Derivatives	11,915	15,338	10,993	24,338	10,958	73,542	15,232	12,321	13,888	35,285	15,713	92,439
Other financial assets	1	105	471	1,341	419	2,337	16	83	321	527	665	1,612
Financial liabilities	**731,951**	**204,388**	**150,843**	**776,901**	**169,403**	**2,033,486**	**777,435**	**217,860**	**153,291**	**745,329**	**152,728**	**2,046,643**
At amortized cost	**720,295**	**187,278**	**139,682**	**766,327**	**144,823**	**1,958,405**	**766,631**	**203,641**	**137,520**	**710,423**	**142,153**	**1,960,368**
Deposits	361,240	71,349	53,779	514,601	18,791	1,019,760	382,252	90,133	53,767	503,422	25,167	1,054,741
Securities sold under repurchase agreements	327,613	30,694	4,190	9,450	39,976	411,923	322,797	21,378	1,458	5,279	37,875	388,787
Interbank market funds	26,052	81,601	77,715	175,954	5,839	367,161	56,173	87,015	74,950	148,059	6,097	372,294
Institutional market funds	4,885	3,278	3,579	63,001	80,217	154,960	5,005	5,057	6,971	50,500	73,014	140,547
Premium bonds plans	505	356	419	3,321	-	4,601	404	58	374	3,163	-	3,999
At fair value through profit or loss	**11,656**	**17,110**	**11,161**	**10,574**	**24,580**	**75,081**	**10,804**	**14,219**	**15,771**	**34,906**	**10,575**	**86,275**
Derivatives	11,656	17,110	11,161	10,392	24,519	74,838	10,775	14,179	15,626	34,756	10,077	85,413
Structured notes	-	-	-	182	61	243	-	-	-	12	306	318
Other financial liabilities	-	-	-	-	-	-	29	40	145	138	192	544
Difference assets / liabilities [1]	**(101,496)**	**203,181**	**105,684**	**181,458**	**159,103**	**547,930**	**(160,316)**	**215,995**	**92,625**	**177,873**	**185,684**	**511,861**
Cumulative difference	**(101,496)**	**101,685**	**207,369**	**388,827**	**547,930**		**(160,316)**	**55,679**	**148,304**	**326,177**	**511,861**	
Ratio of cumulative difference to total interest-bearing assets	(3.9)%	3.9%	8.0%	15.1%	21.2%		(6.3)%	2.2%	5.8%	12.7%	20.0%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

- Different scenarios projected for changes in liquidity.
- Contingency plans for crisis situations.
- Reports and charts that describe the risk positions.
- Assessment of funding costs and alternative sources of funding.

- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 78.6% or R$ 1,212,689, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	06/30/2025			12/31/2024		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**937,815**	**1,019,760**		**894,482**	**1,054,741**	
Demand deposits	123,475	123,475	8.0%	124,920	124,920	8.0%
Savings deposits	173,230	173,230	11.2%	180,730	180,730	11.5%
Time deposits [1]	640,556	715,703	46.4%	580,855	735,376	46.9%
Other	554	7,352	0.5%	7,977	13,715	0.9%
Interbank market funds [1]	269,579	367,161	23.8%	189,700	372,294	23.7%
Funds from own issue [2]	-	2	-	-	2	-
Institutional market funds	5,295	154,960	10.1%	5,163	140,547	9.0%
Total	**1,212,689**	**1,541,883**	**100.0%**	**1,089,345**	**1,567,584**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Securities sold under repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 346,084 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 161,856 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 213.8% (221.3% at 12/31/2024) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,393,627 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,150,712 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 121.1% (122.0% at 12/31/2024), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	06/30/2025					12/31/2024				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**937,821**	**66,851**	**7,085**	**10,572**	**1,022,329**	**894,493**	**132,640**	**14,588**	**18,118**	**1,059,839**
Demand deposits	123,475	-	-	-	123,475	124,920	-	-	-	124,920
Savings deposits	173,230	-	-	-	173,230	180,730	-	-	-	180,730
Time deposit	640,556	60,726	6,328	10,571	718,181	580,855	131,189	10,740	17,348	740,132
Interbank deposits	24	6,125	757	1	6,907	1,497	1,451	3,848	770	7,566
Other deposits	536	-	-	-	536	6,491	-	-	-	6,491
Central Bank of Brazil deposits	**(153,378)**	**(9,496)**	**(990)**	**(1,653)**	**(165,517)**	**(137,510)**	**(19,100)**	**(1,564)**	**(2,524)**	**(160,698)**
Demand deposits	(23,638)	-	-	-	(23,638)	(22,180)	-	-	-	(22,180)
Savings deposits	(29,571)	-	-	-	(29,571)	(30,763)	-	-	-	(30,763)
Time deposit	(100,169)	(9,496)	(990)	(1,653)	(112,308)	(84,567)	(19,100)	(1,564)	(2,524)	(107,755)
Securities sold under repurchase agreements	**348,890**	**35,770**	**2,165**	**107,219**	**494,044**	**352,257**	**23,772**	**572**	**77,597**	**454,198**
Government securities	307,828	12,820	1,997	104,241	426,886	274,340	7,511	290	76,463	358,604
Corporate securities	16,871	21,358	-	3	38,232	27,191	15,642	282	1,134	44,249
Foreign	24,191	1,592	168	2,975	28,926	50,726	619	-	-	51,345
Interbank market funds	**269,579**	**40,363**	**27,283**	**56,840**	**394,065**	**189,700**	**114,859**	**33,650**	**60,238**	**398,447**
Institutional market funds	**5,295**	**8,430**	**70,334**	**95,770**	**179,829**	**5,163**	**15,436**	**54,277**	**100,802**	**175,678**
Derivative financial instruments - Net position	**11,656**	**28,271**	**10,393**	**24,518**	**74,838**	**10,775**	**29,805**	**12,566**	**32,267**	**85,413**
Swaps	593	8,759	7,503	22,196	39,051	3,187	7,957	10,065	30,185	51,394
Options	2,995	9,681	1,100	1,202	14,978	3,902	14,825	1,065	796	20,588
Forwards	6,798	3,898	143	26	10,865	1,435	2	-	13	1,450
Other derivatives	1,270	5,933	1,647	1,094	9,944	2,251	7,021	1,436	1,273	11,981
Other financial liabilities	**-**	**-**	**-**	**-**	**-**	**29**	**185**	**138**	**192**	**544**
Total financial liabilities	**1,419,863**	**170,189**	**116,270**	**293,266**	**1,999,588**	**1,314,907**	**297,597**	**114,227**	**286,690**	**2,013,421**

		06/30/2025					12/31/2024				
Off-balance commitments	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		2,099	45,295	20,551	52,720	**120,665**	3,323	42,924	21,910	55,758	**123,915**
Loan commitments		207,367	52,392	19,996	250,833	**530,588**	192,814	53,056	19,647	234,297	**499,814**
Letters of credit to be released		40,025	-	-	-	**40,025**	72,930	-	-	-	**72,930**
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	1	**1**	-	-	-	-	**-**
Total		**249,491**	**97,687**	**40,547**	**303,554**	**691,279**	**269,067**	**95,980**	**41,557**	**290,055**	**696,659**

IV - Emerging Risks

Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed.

This process is ensured by ITAÚ UNIBANCO HOLDING's governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The notes about capital were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	06/30/2025	12/31/2024
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	188,389	188,265
Tier 1	215,381	206,196
Total capital (PR)	237,454	227,602
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,436,344	1,379,056
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.1%	13.7%
Tier 1 ratio (%) (1)	15.0%	15.0%
Total capital ratio (%)	16.5%	16.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%

1) The Tier I follows the instructions of BACEN and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I ratio would be 14.6%.

At 06/30/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 25,997 (R$ 16,957 at 12/31/2024) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 21,271 (R$ 20,497 at 12/31/2024).

The Basel Ratio reached 16.5% at 06/30/2025, remaining stable in relation to that calculated at 12/31/2024. The stability of the ratio reflects mainly the positive impact of income in the period and the issuance of perpetual subordinated financial bills, offset by the payment of additional dividends and growth in risk-weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 122,547 (R$ 117,278 at 12/31/2024), well above the Capital Buffer requirement of R$ 51,167 (R$ 49,049 at 12/31/2024), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 06/30/2025, fixed assets ratio reached 16.9% (18.5% at 12/31/2024), showing a surplus of R$ 78,637 (R$ 71,704 at 12/31/2024).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	06/30/2025	12/31/2024
Credit risk (excluding counterparty credit risk)	**1,122,327**	**1,108,011**
Of which: standardized approach for credit risk	1,044,763	1,038,238
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	77,564	69,773
Counterparty credit risk (CCR)	**34,377**	**44,837**
Of which: standardized approach for counterparty credit risk (SA-CCR)	23,665	35,148
Of which: other CCR	10,712	9,689
Equity investments in funds - look-through approach	**3,645**	**4,667**
Equity investments in funds - mandate-based approach	**-**	**-**
Equity investments in funds - fall-back approach	**1,049**	**716**
Securitization exposures in banking book	**8,639**	**9,242**
Market Risk	**58,067**	**43,189**
Of which: standardized approach (RWA_{MPAD})	71,471	52,643
Of which: internal models approach (RWA_{MINT})	39,784	28,471
Operational Risk	**141,782**	**112,827**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**66,458**	**55,567**
Total	**1,436,344**	**1,379,056**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 5,187, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

II.II - Sensitivity analysis

The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders' equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Assumptions	06/30/2025			
	Impact in Income		Impact in Stockholders' Equity	
	Insurance	Private pension	Insurance	Private pension
Discount rate				
0.5 p.p. increase	-	(31)	52	559
0.5 p.p. decrease	-	25	(57)	(615)
Biometric tables				
5% increase	(22)	50	-	-
5% decrease	23	(52)	-	-
Claims				
5% increase	(30)	-	-	-
5% decrease	30	-	-	-

III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable

amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	06/30/2025			12/31/2024		
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(463)	12,814	12,351	(159)	13,469	13,310
2 years	(338)	13,153	12,815	(295)	13,538	13,243
3 years	(224)	13,250	13,026	(194)	12,380	12,186
4 years	(109)	13,222	13,113	(91)	12,219	12,128
5 years	(3)	13,121	13,118	1	12,178	12,179
Over 5 years	985	235,820	236,805	884	215,436	216,320
Total [1,2]	**(152)**	**301,380**	**301,228**	**146**	**279,220**	**279,366**

1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

ITAÚ UNIBANCO HOLDING holds R$ 319,173 (R$ 295,823 at 12/31/2024) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

Note 33 - Supplementary information

a) Reconciliation of Net income and Stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS accounting standards"). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity	
	01/01 to 06/30/2025	01/01 to 06/30/2024	06/30/2025	12/31/2024
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**22,251**	**18,074**	**200,814**	**202,142**
Expected credit loss - Loan and lease operations and other financial assets (1)	380	(815)	2,329	1,711
Classification of financial assets (2)	1,178	(653)	(3,549)	(2,617)
Write-off of financial assets (3)	(1,453)	181	-	1,453
Reversal for amortization of goodwill	349	334	4,962	4,612
Derivatives used as hedge instruments (4)	(922)	1,104	1,266	1,937
Hedge of net investments in foreign operations	276	35	(946)	(1,380)
Other	(415)	1,624	3,671	3,232
ITAÚ UNIBANCO HOLDING - IFRS	**21,644**	**19,884**	**208,547**	**211,090**

1) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.
2) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value.
3) Starting 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS.
4) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS.

b) Provisional Measure (MP) No. 1,303/25

Issued on June 11, 2025, amends Law No. 7,689/88, which establishes the increase of the Social Contribution tax rate on Net Profit starting October 1, 2025, as follows:

- Credit, Financing and Investment Companies and Capitalization Legal Entities - increase from 15% to 20%.
- Payment Institutions and Direct Credit Companies - increase from 9% to 15%.

This MP did not have an impact in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended June 30, 2025, because it is still subject to approval by the National Congress and it may be amended or rejected.

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in IFRS as of June 30, 2025.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on August 05, 2025, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Report of Independent Auditors;

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements.

Milton Maluhy Filho
Chief Executive Officer

Gabriel Amado de Moura
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Fabiana Palazzo Barbosa
Accountant